Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ICAHN ENTERPRISES HOLDINGS L.P.,

IEP PARTS ACQUISITION LLC

AND

THE PEP BOYS – MANNY, MOE & JACK

DATED AS OF DECEMBER 30, 2015

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 30, 2015, by and among Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Parent”), IEP Parts Acquisition LLC, a Delaware limited liability company (“Merger Sub”) and wholly-owned subsidiary of Parent, and The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”).  Parent, Merger Sub and the Company are each referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, (i) immediately prior to entering into this Agreement, the Company terminated the Agreement and Plan of Merger dated as of October 26, 2015, by and among Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Bridgestone”), TAJ Acquisition Co., a Pennsylvania corporation and a wholly-owned subsidiary of Bridgestone, and the Company (as amended, the “Bridgestone Merger Agreement”), in accordance with Section 10.1(g) of the Bridgestone Merger Agreement, and (ii) concurrently with the termination of the Bridgestone Merger Agreement, Merger Sub, on behalf and at the request of, and as an accommodation to, the Company, paid to Bridgestone an amount equal to $39,500,000, which represents the Company Termination Fee (as defined in the Bridgestone Merger Agreement) required to be paid to Bridgestone pursuant to the terms of the Bridgestone Merger Agreement (the “Bridgestone Termination Fee”);

WHEREAS, pursuant to this Agreement, Merger Sub has agreed, if, and only if, this Agreement has been executed by the Company at or prior to 8:00 p.m., New York City time, on December 31, 2015, to commence a tender offer (as it may be amended from time to time, the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Company, par value $1.00 per share (the “Company Capital Stock” and each share of Company Capital Stock, a “Share”), at a price per Share of $18.50 (such amount or any greater amount per Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), net to the seller in cash, without interest, less any applicable Tax withholding;

WHEREAS, following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the Surviving Corporation, in accordance with the Pennsylvania Business Corporation Law of 1988 and the Pennsylvania Entity Transactions Law (collectively, the “PBCL”), pursuant to which each issued and outstanding Share, other than (a) Shares owned by Parent, Merger Sub or any of their respective Subsidiaries or Affiliates or by the Company and its Subsidiaries and (b) Dissenting Shares, will be converted into the right to receive an amount equal to the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted this Agreement, and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt this Agreement, in each case on the terms and subject to the conditions of this Agreement; and

WHEREAS, the general partner of Parent and Parent, as the sole member of Merger Sub, have each approved and declared it advisable for Parent and Merger Sub to enter into this Agreement and consummate the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE OFFER

Section 1.1            The Offer.

(a)           Provided that this Agreement shall not have been terminated in accordance with Article X and provided further that the Company is prepared (in accordance with Section 1.2) to file the Schedule 14D-9 on the same date as Merger Sub commences the Offer, as promptly as practicable after the date of this Agreement, but in any event not later than 5 Business Days from the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to), if, and only if, this Agreement has been executed by the Company at or prior to 8:00 p.m., New York City time, on December 31, 2015, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)           The obligation of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer (and not validly withdrawn) prior to any then scheduled Expiration Time that number of Shares which, together with the Shares beneficially owned by Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, represents at least a majority of the Fully Diluted Shares as of immediately prior to the Expiration Time (the “Minimum Condition”); and (ii) the satisfaction, or waiver by Parent or Merger Sub, of the other conditions and requirements set forth on Exhibit A (together with the Minimum Condition, the “Offer Conditions”).  For purposes of determining whether the Minimum Condition has been satisfied, any Shares tendered in the Offer pursuant to guaranteed delivery procedures shall be included only if such Shares have been delivered pursuant to such procedures.  Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Parent or Merger Sub, of the other Offer Conditions as of the Expiration Time, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time.  The conditions to the Offer set forth on Exhibit A are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, provided that nothing therein shall relieve any Party from any obligation or liability such Party has under this Agreement) giving rise to such condition or may be waived by Parent or Merger Sub, in their sole discretion, in whole or in part at any time and from time to time, subject to this Section 1.1.  The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, less any applicable Tax withholding.

(c)           The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions.  Parent and Merger Sub reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition (other than the Minimum Condition), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Merger Sub shall not, and Parent shall not on Merger Sub’s behalf, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions set forth on Exhibit A or modify or change any Offer Condition in a manner adverse to any shareholders of the Company, (v) except as otherwise provided in this Section 1.1, extend or otherwise change the Expiration Time, or (vi) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any shareholders of the Company.

(d)           Subject to the terms and conditions of this Agreement, unless the Offer is extended in accordance with this Agreement or the Parties shall otherwise agree, the Offer shall expire at midnight, New York City time, on the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Time”).

(e)           Subject to the terms and conditions of this Agreement, unless this Agreement has been terminated in accordance with Article X, (i) Merger Sub may, and at the request of the Company shall (and Parent shall cause Merger Sub to), extend the Offer on one or more occasions for periods of up to 20 Business Days per extension (with the length of any such extension to be determined by Merger Sub (or Parent on its behalf) in its sole discretion) up to and including the Termination Date, if at any then-scheduled Expiration Time any Offer Condition has not been satisfied or waived and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period or periods if required by any Law applicable to the Offer; provided, however, that in no event shall Merger Sub be required to, nor shall Parent be required to cause Merger Sub to, extend the Offer beyond the Termination Date.

(f)            Following expiration of the Offer, Merger Sub (or Parent on its behalf) may, in its sole discretion, provide a subsequent offering period or one or more extensions thereof (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act if, as of the commencement of such period, there shall not have been validly tendered (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), and not properly withdrawn pursuant to the Offer, that number of Shares necessary to permit the Merger to be effected without a meeting of shareholders of the Company in accordance with Section 321(d)(1)(ii) of the PBCL.  Nothing contained in this Section 1.1 shall affect any termination rights in Article X.

(g)           Subject to the terms and conditions of this Agreement and the satisfaction or waiver of the Offer Conditions prior to the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, (i) promptly after the date of the Expiration Time (as it may be extended and re-extended in accordance with this Section 1.1), accept for payment all Shares that have been validly tendered and not properly withdrawn pursuant to the Offer (such acceptance for payment of Shares following the satisfaction or waiver of the Offer Conditions as of the Expiration Time is referred to in this Agreement as the “Offer Closing”), which acceptance shall be by written notice to the Paying Agent, (ii) on the date of the Offer Closing, deposit or cause to be deposited with the Paying Agent cash in U.S. dollars sufficient to pay the aggregate Offer Price for such accepted Shares and (iii) cause the Paying Agent to pay the Offer Price (subject to any withholding of Taxes pursuant to Section 3.6) for all Shares so accepted as promptly as practicable after the Expiration Time.  Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay for any Shares that Merger Sub becomes obligated to accept for payment pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(h)           Merger Sub shall not terminate the Offer prior to any then-scheduled Expiration Time without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Article X.  If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, or this Agreement is terminated pursuant to Article X, prior to the acceptance for payment of the Shares tendered in the Offer, Merger Sub shall, and shall cause any depository acting on behalf of Merger Sub to, promptly (and in any event within three Business Days) return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(i)            As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”).  The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, the “Offer Documents”).  The Company shall promptly furnish in writing to Parent and Merger Sub all information concerning the Company and its Subsidiaries that may be required by applicable Laws or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents.  Parent and Merger Sub shall take all steps reasonably necessary to cause the Offer Documents to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law.  Parent and Merger Sub further agree to take all steps reasonably necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand.  Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable and good faith consideration to any such comments.

Section 1.2            Company Actions.

(a)           On the date the Schedule TO is filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 8.3, contain the Company Recommendation.  The Company shall include in the Schedule 14D-9 a copy of the fairness opinion described in Section 5.23, together with a summary thereof and of the underlying financial analysis.  The Company shall take all steps reasonably necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  Parent and Merger Sub shall promptly furnish to the Company in writing all information concerning Parent and Merger Sub that may be required by applicable Laws or reasonably requested by the Company for inclusion in the Schedule 14D-9.  The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law.  The Company further agrees to take all steps reasonably necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Sub with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand.  Prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable and good faith consideration to any such comments.  The Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation contained in the Schedule 14D-9.

(b)           In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Parent and Merger Sub or their agents mailing labels, security position listings, nonobjecting beneficial owner lists and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of the Shares as of the most recent practicable date, and shall promptly furnish Parent and Merger Sub with such information and assistance (including updated lists of record holders or beneficial owners of the Shares, from time to time upon Parent’s, Merger Sub’s or either of their respective agents’ reasonable request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub or their agents may reasonably request for the purpose of communicating the Offer and providing the Offer Documents to the record holders and beneficial owners of the Shares.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger, the Top-Up Option and the other transactions contemplated by this Agreement (collectively, the “Transactions”), Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver (and shall use their respective reasonable best efforts to cause their agents and Representatives to deliver) to the Company or shall destroy all copies and any extract or summaries of such information then in their possession or control as required by the Confidentiality Agreement.  In addition, in connection with the Offer, the Company shall cause its Representatives to cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of Shares held in or subject to any Company Benefit Plan, and to permit such holders of Shares to tender such Shares in the Offer, to the extent permitted by applicable Law and the applicable Company Benefit Plan.

Section 1.3            Company Board Prior to the Effective Time.

(a)           Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage that the number of Shares beneficially owned by Parent or Merger Sub (including shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including either by promptly increasing the number of directors (including by amending the Amended and Restated Bylaws of the Company (the “Bylaws”) if necessary to increase the size of the Company Board) or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board.  At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (x) each committee of the Company Board and (y) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

(b)           The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  The

Company shall promptly take all actions reasonably necessary to effect the appointment of Parent’s designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require in order to fulfill its obligations under Section 1.3(a), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9.  Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.3(a) shall be subject to the receipt of such information.

(c)           Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of this Agreement by the Company, (ii) any amendment of this Agreement requiring action by the Company Board, (iii) any amendment to the Company’s Organizational Documents, (iv) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, and (v) any waiver of compliance with, or enforcement by the Company of, any of the agreements or conditions contained herein for the benefit of the Company.

Section 1.4            Top-Up Option.

(a)           The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.4, to purchase, at a price per Share equal to the Offer Price paid in the Offer, that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the aggregate number of Shares owned by Parent, Merger Sub and any of their respective Subsidiaries or Affiliates at the time of exercise of the Top-Up Option, shall constitute one Share more than 80% of the Fully Diluted Shares then outstanding (after giving effect to the issuance of the Top-Up Shares); provided, however, that in no event shall the Top-Up Option be exercisable to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the Company’s authorized and unissued Shares and Shares held in the treasury at the time of exercise of the Top-Up Option (assuming all Fully Diluted Shares were issued and outstanding).  Upon Parent’s request, the Company shall cause its transfer agent to certify in writing to Parent the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Shares.  The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Closing and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.

(b)           In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company written notice, specifying (i) the aggregate number of Shares owned by Parent, Merger Sub and any of their respective Subsidiaries or Affiliates at the time of such notice (after giving effect to the Offer Closing) and (ii) a place and a time for the closing of such purchase.  The Company shall, promptly following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares to be purchased by Merger Sub.  At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by issuing to the Company an unsecured, non-negotiable, non-transferable promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option.  Such promissory note (i) shall bear interest at the applicable short-term federal rate per annum for U.S. income tax purposes (as periodically set by the

U.S. Internal Revenue Service “IRS”), payable in arrears at maturity, (ii) shall mature on the first anniversary of the date of execution of the promissory note, (iii) shall be full recourse to Parent and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms.  The Company shall cause to be issued to Merger Sub a Certificate representing the Top-Up Shares or, if the Company does not then have certificated shares, the applicable number of Uncertificated Shares.  Such Certificates or Uncertificated Shares may include any legends that are required by federal or state securities Laws.   The Parties agree to use their reasonable best efforts to cause the closing of the issuance and purchase of the Top-Up Shares to occur on the same day that Merger Sub delivers to the Company its notice of exercise of the Top-Up Option and, in any event, as promptly thereafter as possible.

(c)           Parent and Merger Sub acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act and that all such Shares will be issued in reliance upon an applicable exemption from registration under the Securities Act.  Each of Parent and Merger Sub hereby represents and warrants to the Company that Merger Sub is, and will be upon the purchase of the Top-Up Shares, an “accredited investor” (as defined in Rule 501 of Regulation D under the Securities Act).  Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d)           Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares or the payment by Merger Sub to the Company of consideration for the Top-Up Shares, will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Subchapter 15D of the PBCL as contemplated by Section 2.6(a).

(e)           Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement may not be assigned by Merger Sub other than to Parent or a direct or indirect wholly-owned Subsidiary of Parent, including by operation of law or otherwise, and any attempted assignment in violation of this Section 1.4(e) will be null and void.

Section 1.5            Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur (other than the issuance of (a) Top-Up Shares, (b) Shares in connection with the exercise or settlement of Company Stock Options, Company Restricted Stock Units or Company Performance Stock Units outstanding as of the date of this Agreement or (c) Shares under the Company ESPP), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or any stock dividend or distribution paid in stock, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable in respect of Shares or other securities pursuant to this Agreement, as well as the number of and the purchase price for Top-Up Shares to be issued upon exercise of the Top-Up Option, shall be appropriately adjusted to reflect such change.  Nothing in this Section 1.5 shall be construed as permitting the Company to take or effect any such reclassification, recapitalization, stock split, combination, exchange or readjustment, stock dividend or distribution, or to enter into any transaction otherwise prohibited by this Agreement.

ARTICLE II

THE MERGER

Section 2.1            The Merger.  Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the PBCL, at the Effective Time, Merger Sub shall be merged with and into the Company.  Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) under the name “The Pep Boys – Manny, Moe & Jack” and shall continue its existence under the Laws of the Commonwealth of Pennsylvania, and the separate corporate existence of Merger Sub shall cease.

Section 2.2            Effective Time; Closing.  As soon as practicable (and in any event within three Business Days) after the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), the Parties shall cause the Merger to be consummated by filing a statement of merger (the “Statement of Merger”) with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”), in such form as required by and executed in accordance with the relevant provisions of the PBCL (the date and time of the filing of the Statement of Merger with the Department of State (or such later time as is specified in the Statement of Merger) being the “Effective Time”).  On the date of such filing (the “Closing Date”), a closing (the “Closing”) shall be held at 9:00 a.m., Philadelphia time, at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA (or such other place or time as the Parties may agree).

Section 2.3            Effect of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of Section 336 of the PBCL.

Section 2.4            Conversion of Company Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a)           Each issued and outstanding Share at the Effective Time (other than (i) Shares to be cancelled in accordance with Section 2.4(b) and (ii) Dissenting Shares) shall be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and each holder of a Certificate representing any such Shares or of any Uncertificated Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the procedures set forth in Article III, without interest, and subject to any withholding of Taxes required by applicable Law.

(b)           Each Share (i) issued and outstanding immediately prior to the Effective Time that is owned by Parent, Merger Sub or any of their respective Subsidiaries or Affiliates or (ii) that is owned by the Company or any of its Subsidiaries immediately prior to the Effective Time shall be automatically cancelled and retired and cease to exist, and no payment or distribution shall be made with respect thereto.

(c)           All Shares cancelled and converted pursuant to Section 2.4(a) shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing any Shares (each, a “Certificate”) and each holder of an uncertificated Share represented by book entry (each such Share, an “Uncertificated Share”) outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration in accordance with the procedures set forth in Article III.

Section 2.5            Conversion of Common Stock of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.6            Dissenters’ Rights.

(a)           Notwithstanding any provision of this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with Section 2.4(b)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised dissenters’ rights (if applicable) with respect to such Shares in accordance with Subchapter 15D of the PBCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters’ rights under the PBCL with respect to such Shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Subchapter 15D of the PBCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s dissenters’ rights pursuant to Subchapter 15D of the PBCL or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Subchapter 15D of the PBCL, such Shares shall be treated as if they had been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration in accordance with Articles II and III, without interest thereon.  If any demand for fair value is made of Dissenting Shares and the Top-Up Option was exercised prior to the Effective Time, then for purposes of determining the fair value of any Dissenting Shares, the cash received or value of the promissory note issued to the Company pursuant to Section 1.4(b), as applicable, in payment of the exercise price of the Top-Up Option shall be treated as if it had not been paid to or received by the Company and the Top-Up Shares issued shall be treated as if they were not issued or outstanding.  Notwithstanding anything to the contrary contained in Section 2.4(a), if the Merger is rescinded or abandoned prior to the Effective Time, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares pursuant to Subchapter 15D of the PBCL shall cease.

(b)           The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the PBCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.  Any portion of the Merger Consideration made available to the Paying Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

ARTICLE III

PAYMENT OF MERGER CONSIDERATION

Section 3.1            Paying Agent.  Prior to the Effective Time, Merger Sub shall appoint a paying agent mutually agreeable to the Company and Parent to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration.  On the Closing Date, Parent shall deposit or shall cause to be deposited with the Paying Agent, in a separate fund established for the benefit of the holders of Shares for payment in accordance with this Article III, immediately available funds constituting an amount equal to the aggregate Merger Consideration that may become payable in accordance with Section 2.4(a).

Section 3.2            Payment Procedures.  As soon as reasonably practicable after the Effective Time (and in any event within five Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than Shares to be cancelled in accordance with Section 2.4(b) and Dissenting Shares) immediately prior to the Effective Time (other than The Depository Trust Company (“DTC”)) (a) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent or, in the case of Uncertificated Shares, upon adherence to the procedures set forth in the letter of transmittal, and (b) instructions for effecting the surrender of such Certificates (or effective affidavits of loss in lieu thereof) or Uncertificated Shares in exchange for the applicable Merger Consideration payable in respect thereof pursuant to such letter of transmittal.  The surrender of any Uncertificated Shares shall be effected in accordance with the Paying Agent’s customary procedures with respect to securities represented by book entry.  Upon surrender of a Certificate or Uncertificated Shares to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto and such other documents as may reasonably be requested by the Paying Agent, or, in the case of DTC, the customary surrender procedures of DTC and the Paying Agent, the holder of such Shares shall be entitled to receive in exchange for such properly surrendered Shares, and Parent and the Surviving Corporation shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable after such proper surrender, cash in an amount equal to the product of (x) the number of Shares represented by such Certificate or Uncertificated Shares, as the case may be, multiplied by (y) the Merger Consideration, and the Certificate or Uncertificated Shares so surrendered shall forthwith be cancelled.  No interest will be paid or will accrue on the Merger Consideration payable.

Section 3.3            No Further Ownership Rights.  All cash paid as Merger Consideration pursuant to Section 2.4(a) shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares.

Section 3.4            Failure to Surrender; No Liability.  If any Shares shall not have been surrendered prior to one year after the Effective Time, the Merger Consideration payable upon the surrender thereof shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with the provisions of this Article III shall thereafter look only to Parent for satisfaction of their claims for such Merger Consideration.  Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Shares shall not have been surrendered prior to six years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Shares would otherwise escheat to or become the property of any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”)), any such Merger Consideration, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.5            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Shares claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such holder of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Agreement.

Section 3.6            Withholding Rights.  Notwithstanding any other provision of this Agreement, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Laws.  To the extent that amounts are so withheld and remitted to the appropriate Governmental Entities charged with the collection of such amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

Section 3.7            Stock Transfer Books.  At the close of business on the Closing Date, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates and Uncertificated Shares shall cease to have any rights with respect to such Shares formerly represented by such Certificates or such Uncertificated Shares, as the case may be, except as otherwise provided herein or by Law.  On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the Shares formerly represented thereby.

Section 3.8            Equity Awards Under Company Stock Plans and the Company ESPP.

(a)           At the Effective Time, each outstanding option to purchase Shares under the Company Stock Plans (each, a “Company Stock Option”), whether or not exercisable or vested, shall become fully vested and exercisable, and shall, as of the Effective Time, be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation or the Company as soon as administratively practicable after the Effective Time (in conjunction with the Surviving Corporation’s regular payroll process) an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable per Share exercise price of each such Company Stock Option and (ii) the number of Shares such holder could have purchased (assuming full vesting of all Company Stock Options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time, less any applicable Tax withholding.  For the avoidance of doubt, no consideration shall be paid with respect to any Company Stock Option which has an exercise price per Share that is equal to or more than the Merger Consideration, and all such Company Stock Options shall be cancelled as of the Effective Time.  As of the Effective Time, each holder of Company Stock Options shall cease to have any rights with respect thereto, except for the right to receive the payment (if any) described in this Section 3.8(a).

(b)           At the Effective Time, each outstanding restricted stock unit award representing the right to receive Shares granted pursuant to the Company Stock Plans that vests over the passage of time (including any such award that previously became vested, but which was deferred by the holder) (each, a “Company Restricted Stock Unit”) shall vest (to the extent not vested) and shall, as of the Effective Time, be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation or the Company as soon as administratively practicable after the Effective Time (in conjunction with the Surviving Corporation’s regular payroll process) an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of units covered by such Company Restricted Stock Unit that have not been settled or paid immediately prior to the Effective Time, less any applicable Tax withholding.  As of the Effective Time, each holder of Company Restricted Stock Units shall cease to have any rights with respect thereto, except for the right to receive the payment described in this Section 3.8(b).

(c)           At the Effective Time, each outstanding restricted stock unit award representing the right to receive Shares granted pursuant to the Company Stock Plans that vests based on the level of achievement of performance goals (each, a “Company Performance Stock Unit”) shall vest as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period (to the extent not vested) and shall be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation or the Company as soon as administratively practicable after the Effective Time (in conjunction with the Surviving Corporation’s regular payroll process) an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of vested units covered by such Company Performance Stock Unit, as determined pursuant to this Section 3.8(c), that have not been settled or paid immediately prior to the Effective Time, less any applicable Tax withholding.  As of the Effective Time, each holder of Company Performance Stock Units shall cease to have any rights with respect thereto, except for the right to receive the payment described in this Section 3.8(c).

(d)           As soon as administratively practicable following the date of this Agreement, but not later than the day immediately prior to the date on which the first offering period that is regularly scheduled to commence under the Company ESPP after the date of this Agreement, the Company shall take such actions as are necessary to suspend the Company ESPP so that no further offering periods shall commence after the date of this Agreement.  With respect to the offering period that is in effect on the date of this Agreement, each outstanding purchase right under the Company ESPP shall be exercised in accordance with the terms of the Company ESPP on the regularly scheduled purchase date for such offering period; provided that if the Closing Date occurs prior to such purchase date, then the purchase right for such offering period shall be exercised immediately prior to the Effective Time.  The Company shall use reasonable best efforts to provide at least ten days’ prior written notice to each participant in the Company ESPP of such purchase.  At the Effective Time, all Shares held in the ESPP Brokerage Account, as well as Shares purchased under the last offering period of the Company ESPP, shall, as of the Effective Time, be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation or the Company as soon as administratively practicable after the Effective Time (in conjunction with the Surviving Corporation’s regular payroll process) an amount of cash equal to the product of (i) the Merger Consideration and (ii) the total number of Shares purchased under the Company ESPP by such participant.

(e)           All notional investments in Shares under the Company Nonqualified Plans (whether vested or unvested), shall, as of the Effective Time, be cancelled and converted into the right of the holder thereof to have allocated to the holder’s account under the Company Nonqualified Plans an amount denominated in cash equal to the product of (i) the Merger Consideration and (ii) the number of Shares deemed invested under or otherwise referenced by such account immediately prior to the Effective Time.  As of the Effective Time, each holder of notional investments in Shares under the Company Nonqualified Plans shall cease to have any rights with respect thereto, except for the right to receive the allocation described in Section 3.8(e).  The Company shall provide for the cancellation and conversion of the amounts described in this Section 3.8(e) in accordance with the requirements of Treasury Regulation 1.409A-3(j)(4)(ix)(B).

(f)            After the date of this Agreement, but prior to the Effective Time, the Company shall take such actions with respect to the equity or compensation plans or arrangements as are necessary to (i) give effect to the transactions contemplated by this Section 3.8 and (ii) to ensure that no Person shall have any right under any Company Stock Option, Company Restricted Stock Unit, Company Performance Stock Unit or any other equity award to acquire or otherwise receive any equity security (or any derivative security relating to any security) of the Company or any of its Subsidiaries.  Without limitation of the foregoing, the Company shall take such actions in respect of the requirements set forth in the preceding sentence as shall be reasonably requested by Parent between the date of this Agreement and the Closing.  All payments provided pursuant to this Section 3.8 shall be made through the Surviving Corporation’s or the Company’s payroll systems and the Surviving Corporation or the Company shall be entitled to deduct and withhold from such payments any amounts as it is required to deduct and withhold with respect to the making of such payments under the Code or any provision of state, local or foreign tax Law.  To the extent that amounts are so withheld by the Surviving Corporation or the Company and remitted to the appropriate Governmental Entities, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the equity in respect of which such deduction and withholding was made by the Surviving Corporation or the Company.  The Company shall take such actions as are necessary to terminate the Company Stock Plans and the Company ESPP effective as of the Effective Time.  The Company shall provide for the cancellation of the Company Restricted Stock Units that previously became vested but which have been deferred by the holder in accordance with the requirements of Treasury Regulation 1.409A-3(j)(4)(ix)(B).

ARTICLE IV

CERTAIN CORPORATE MATTERS

Section 4.1            Articles of Incorporation of the Surviving Corporation.  At the Effective Time and without any further action on the part of the Company or Merger Sub, the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”) as in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the Merger to the form of the articles of incorporation of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “The Pep Boys – Manny, Moe & Jack”), and, as so amended, shall be the articles of incorporation of the Surviving Corporation.

Section 4.2            Bylaws of the Surviving Corporation.  At the Effective Time and without any further action on the part of the Company or Merger Sub, the bylaws of the Surviving Corporation shall be amended and restated to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein, by the articles of incorporation of the Surviving Corporation or by applicable Law, except that the bylaws shall be amended to reflect that the name of the Surviving Corporation is “The Pep Boys – Manny, Moe & Jack”.

Section 4.3            Directors and Officers of the Surviving Corporation.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after April 16, 2015 and prior to the date of this Agreement, other than disclosures referred to in the “Risk Factors” section of any such Company SEC Report, or (b) the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), which identifies exceptions only by specific Section or subsection references (provided that disclosure made with respect to any Section or subsection will also be deemed to be disclosure against other Sections or subsections of this Agreement to the extent that it is readily apparent on the face of such disclosure that it is applicable to such other Section or subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 5.1            Organization and Qualification.

(a)           The Company is a corporation duly incorporated, validly existing and subsisting under the Laws of the Commonwealth of Pennsylvania.

(b)           Each of the Company’s Subsidiaries is a corporation or legal entity duly organized or formed, validly existing or subsisting, as applicable, and in good standing under the laws of its jurisdiction of organization or formation.  Each of the Company and its Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority or governmental approvals would not have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.2            Organizational Documents; Subsidiaries.

(a)           The Company has made available to Parent a complete and correct copy of the Articles of Incorporation and the Bylaws, each as amended to date.  The Articles of Incorporation and the Bylaws and the Organizational Documents of each of the Company’s Subsidiaries, each as amended to date (the “Subsidiary Documents”), are in full force and effect.  The Company has made available to Parent a complete and correct copy of the Subsidiary Documents, each as amended to date.  The Company is not in material violation of any provision of the Articles of Incorporation or the Bylaws and none of the Company’s Subsidiaries is in material violation of any provision of the applicable Subsidiary Documents.

(b)           Section 5.2(b)(i) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each Subsidiary of the Company and any of its Subsidiaries and the record ownership of all issued and outstanding capital stock or other equity interests thereof and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.  The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person other than the Subsidiaries set forth on Section 5.2(b)(i) of the Company Disclosure Letter, excluding securities in any publicly traded company held for investment and comprising less than 2% of the outstanding stock of such company.  All outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries are owned directly or indirectly by the Company, free and clear of all Liens.

Section 5.3            Capitalization.

(a)           The authorized capital stock of the Company consists of 500,000,000 Shares, par value $1.00 per Share.  As of December 7, 2015 (the “Capitalization Date”), 54,144,819 Shares were issued and outstanding, and 14,412,222 Shares were issued and held in treasury.  As of the Capitalization Date, there were (i) (A) 2,031,183 Shares authorized for future issuance under Company Stock Plans and (B) 1,757,082 Shares authorized for future issuance under the Company ESPP and (ii) (A) outstanding Company Stock Options to purchase 1,515,999 Shares with a weighted average exercise price equal to $9.98 per Share, (B) 528,118 outstanding Shares subject to Company Restricted Stock Units, (C) 604,965 outstanding Shares subject to Company Performance Stock Units, (D) notional investments in 25,624 Shares under the Company Nonqualified Plans and (E) up to 20,000 Shares issuable with respect to the offering period that is in effect on the date of this Agreement under the Company ESPP.  Except as set forth above, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding.  All outstanding Shares are, and all Shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.  Since the Capitalization Date through the date of this Agreement, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued or reserved for issuance.

(b)           Except as set forth in Section 5.3(a) or pursuant to the Company ESPP, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights or Contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract.

(c)           Section 5.3(c) of the Company Disclosure Letter sets forth a listing of (i) all Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units outstanding as of the close of business on the Capitalization Date, (ii) the date of grant and name of holder of each such Company Stock Option, Company Restricted Stock Unit and Company Performance Stock Unit and, with respect to each such award, (A) the Company Stock Plan under which each such award was granted, (B) the number of Shares subject to each such award, (C) the vesting schedule thereof, (D) the portion of such award vested and unvested as of the close of business on the Capitalization Date, (E) with respect to Company Stock Options, the exercise price, and (F) with respect to Company Stock Options, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.  There have been no re-pricings of any Company Stock Options through amendments, cancellations and reissuance or other means during the current or prior two calendar years.  None of the Company Stock Options was granted with an exercise price below the closing price of the Shares on NYSE on the date of the grant.  All grants of Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and no such grants of Company Stock Options involved any “back dating,” “forward dating” or similar practices.

(d)           There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 5.4            Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to, in the case of the consummation of the Merger, if required by applicable Law, the adoption of this Agreement at the Company Shareholders Meeting (at which a quorum is present) by the affirmative vote of at least a majority of the votes cast by the holders of outstanding Shares entitled to vote thereon (the “Company Shareholder Approval”), to consummate the Transactions.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the receipt of the Company Shareholder Approval (if required by applicable Law), as well as the filing of the Statement of Merger with the Department of State).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.5            No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Transactions by the Company do not and will not, (i) conflict with or violate the Articles of Incorporation or Bylaws or any of the Subsidiary Documents, (ii) assuming the consents, approvals, authorizations, waivers and permits specified in Section 5.5(b) have been obtained, all filings described therein have been made, the waiting periods referred to therein have expired and any condition precedent to such consent, approval, authorization, waiver or permit has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in any breach or violation of, or constitute a default under (with or without notice or lapse of time, or both), or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, breach, default, loss of a material benefit, termination, amendment, cancellation, acceleration or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions by the Company do not and will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity, except (i) for the applicable requirements, if any, of the Securities Exchange Act of 1934 (the “Exchange Act”), the Securities Act of 1933 (the “Securities Act”), and state securities or “blue sky” Laws, (ii) for the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) for the filing and recordation of appropriate merger documents as required by the PBCL, (iv) as required under the rules and regulations of the New York Stock Exchange (“NYSE”) or (v) where the failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.6            Permits and Licenses; Compliance with Laws.  Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  None of the Company or any of its Subsidiaries is in conflict with, or in default or violation of, (i) in any material respect, any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (ii) any of the Company Permits or (iii) any note, debenture, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, commitment or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except, in the case of clauses (ii) or (iii) above, for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.7                                    Company SEC Reports.

(a)                                 The Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since April 16, 2014 (the “Company SEC Reports”).  As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Reports at the time they were filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.  To the Knowledge of the Company, none of the Company SEC Reports is subject to ongoing SEC review.  To the Knowledge of the Company, none of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC, other than as part of the Company’s consolidated group.

(b)                                 The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Reports fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as and at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 5.8                                    Disclosure Controls and Procedures.

(a)                                 The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.  The Company’s system of internal control over financial reporting is designed in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are being made only in accordance with the authorization of management or the Company Board, as applicable, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.  No significant deficiency or material weakness or fraud involving management was identified in management’s assessment of internal controls since April 16, 2014.  With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since April 16, 2014, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC.  The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended January 31, 2015, and such assessment was previously disclosed in the Company SEC Reports.

(b)                                 The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE.

(c)                                  To the Company’s Knowledge, since February 1, 2014, (i) neither the Company nor any Subsidiary or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and its Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to the period after February 1, 2014, by the Company or any of its Representatives to the Company Board or any committee thereof or to any non-employee director or the Chief Legal Counsel or Chief Executive Officer of the Company pursuant to Section 307 of the Sarbanes-Oxley Act of 2002.

Section 5.9                                    Absence of Certain Changes or Events.  From February 1, 2015 through the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) there has not been any event, development or state of circumstances that would have, individually or in the aggregate, a Company Material Adverse Effect and (c) there has not occurred any other action or event that would have required the consent of Parent pursuant to Sections 7.1(a), 7.1(d), 7.1(f), 7.1(h)–(q) or 7.1(s) if such action or event occurred after the date of the Agreement.

Section 5.10                             No Undisclosed Liabilities.  Except (a) as reflected or reserved against in the Company’s most recent consolidated balance sheet (or the notes thereto) included in the Company SEC Reports or (b) for liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.11                             Absence of Litigation.

(a)                                 (i) There is no suit, claim, charge, action, proceeding, arbitration, mediation or investigation before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties, assets or operations at law or in equity, and (ii) there are no outstanding Orders against the Company or any of its Subsidiaries, except, in each case of clauses (i) and (ii), as would have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 As of the date of this Agreement, there is no suit, claim, action, proceeding, arbitration, mediation or investigation pending or, to the Knowledge of the Company, threatened before or by any Governmental Entity with the object of seeking to restrain, enjoin, or prevent the consummation of or otherwise challenge this Agreement or the consummation of the Transactions, including the Offer and the Merger.

Section 5.12                             Employee Benefit Plans.

(a)                                 Section 5.12(a) of the Company Disclosure Letter lists each Company Benefit Plan (as defined below) and each “multiemployer plan” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”).  As used herein, the term “Company Benefit Plan” means each (i) material “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (ii) material “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and (iii) other material plan, arrangement or policy, whether written or oral, relating to stock options, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits, employment, termination, change in control benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its Subsidiaries, or with respect to which the Company or its Subsidiaries has any liability, other than any Multiemployer Plan or any plan, arrangement or policy mandated by applicable Law.

(b)                                 True, correct and complete copies of the following documents with respect to each of the Company Benefit Plans (as applicable) have been made available to Parent: (i) any plans and related trust documents and all amendments thereto, (ii) the most recent summary plan description (and any summaries of material modifications with respect thereto), (iii) the most recent favorable determination letter, (iv) the most recent actuarial report for each Company Benefit Plan that is a non-qualified defined benefit pension plan and (v) the most recent annual report (Form 5500) and tax return (Form 990), if any, required under ERISA or the Code (or any similar such report required under the Puerto Rico Internal Revenue Code of 2011 (the “Puerto Rico Code”)) in connection with each Company Benefit Plan.

(c)                                  Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and, as applicable, the Code or the Puerto Rico Code.  There are no investigations by any Governmental Entity, termination proceedings or other claims or legal proceedings (except routine claims for benefits payable under the Company Benefit Plans) pending or, to the Knowledge of the Company, threatened in writing against or involving any Company Benefit Plan or written assertion of any rights to or claims for benefits under any Company Benefit Plan.  There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that could result in any material liability or excise Tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries.

(d)                                 None of the Company Benefit Plans is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.  No material liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability.  For the purposes of this Agreement, “ERISA Affiliate” means any person that, together with the Company, is treated as a single employer under Section 414 of the Code or Section 4001(b)(1) of ERISA.

(e)                                  Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code or Section 1081.01 of the Puerto Rico Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS or the Departamento de Hacienda of the Puerto Rico Treasury Department, as applicable, as to its qualification under the Code or the Puerto Rico Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code or Section

1165 of the Puerto Rico Code, as applicable, and, to the Knowledge of the Company, nothing has occurred since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any Company Benefit Plan.

(f)                                   Neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions contemplated hereby will (alone or in combination with any other event) result in (i) an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, (ii) any new or increased or accelerated funding obligation with respect to any Company Benefit Plan, (iii) the forgiveness of any indebtedness of any current or former director, officer or employee or (iv) any payment or benefit becoming due or payable, or required to be provided, to any current or former director, officer or employee of the Company or any of its Subsidiaries.

(g)                                  No person is entitled to receive any additional payment (including any tax gross up or other payment) from the Company or any of its Subsidiaries or any other person as a result of the imposition of the excise tax required by Section 4999(a) of the Code.

(h)                                 All material contributions required to be made with respect to any Company Benefit Plan on or prior to the Closing Date have been timely made.

(i)                                     None of the Company nor any of its Subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any of its Subsidiaries other than the Company Benefit Plans, or to make any amendments to any of the Company Benefit Plans.

(j)                                    No Company Benefit Plan is a Company Benefit Plan that is not subject to the Laws of either the United States or Puerto Rico.

Section 5.13                             Labor Matters.

(a)                                 Neither the Company nor any of its Subsidiaries are party or subject to any labor agreement, collective bargaining agreement, work rules or practices.  From February 3, 2013 to the date of this Agreement, there have been no material arbitrations, grievances, labor disputes, strikes, lockouts, or work stoppages against or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such arbitrations, grievances, labor disputes, strikes, lockouts, or work stoppages have been threatened in writing.  As of the date of this Agreement, no employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company or any of its Subsidiaries.  As of the date of this Agreement, no labor union, labor organization, trade union or works council, or collective group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification.  To the Knowledge of the Company from February 3, 2013 through the date of this Agreement, there have been no labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries.

(b)                                 The Company and its Subsidiaries are in compliance in all respects with all Laws respecting labor and employment, including but not limited to, employee health and safety, terms and conditions of employment, discrimination, disability rights or benefits, employee leave issues, equal opportunity, affirmative action, hiring, promotion, pay, employee and independent contractor classification, wage and hour laws, labor relations, workers’ compensation and unemployment insurance, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.14                             Intellectual Property.

(a)                                 Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and subject to Section 5.14(b), (i) the Company and its Subsidiaries own, or possess necessary licenses or other necessary rights to use in the manner currently used, free and clear of any Liens other than Permitted Liens, all Intellectual Property Rights owned by or, licensed to Company and/or its Subsidiaries and used or held for use in the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), (ii) neither the Company nor any of its Subsidiaries has received, in the past 18 months, any written threat, claim or demand challenging the validity or enforceability of any of the Company Owned Intellectual Property Rights and (iii) there are no orders, writs, injunctions, or decrees to which the Company or any of its Subsidiaries is currently subject with respect to any of the Company Owned Intellectual Property Rights.  Section 5.14(a) of the Company Disclosure Letter sets forth a complete and accurate (in all material respects) list of the following items of Company Owned Intellectual Property Rights: (i) issued Patents and Patent applications; (ii) registrations and applications for Trademarks and material unregistered Trademarks; (iii) registrations and applications for Copyrights and material unregistered Copyrights; and (iv) all domain names owned by the Company and its Subsidiaries and used or held for use in the operation of the business.  The Company or one of its Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of each item set forth in Section 5.14(a) of the Company Disclosure Letter, and all such Intellectual Property Rights are subsisting, valid, and enforceable.

(b)                                 To the Company’s Knowledge, the conduct of the business of the Company and its Subsidiaries, as conducted by the Company since February 1, 2014, does not infringe upon or misappropriate any Intellectual Property Rights of any other Person, except for any such infringement or misappropriation that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  None of the Company or any of its Subsidiaries has received, since February 1, 2014, any written claim or demand alleging any such infringement or misappropriation (including in the form of offers or invitations to obtain a license) of Intellectual Property Rights of any other Person, except for any such infringement or misappropriation that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)                                  To the Company’s Knowledge, no other Person is currently infringing or misappropriating any Company Owned Intellectual Property Rights, except for any such infringement or misappropriation that would not have, individually or in the aggregate, a Company Material Adverse Effect, and none of the Company or any of its Subsidiaries has sent any Person, since February 1, 2014, any written claim or demand alleging any infringement or misappropriation of any Company Owned Intellectual Property Rights.

(d)                                 To the Company’s Knowledge, no current or former partner, director, stockholder, officer, or employee of the Company or any of its Subsidiaries will, after giving effect to the Transactions, own or retain any proprietary rights in any Company Owned Intellectual Property Rights, except for any such ownership or retention that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e)                                  All rights to the Software and other Intellectual Property Rights comprising and necessary in all material respects to operate the Company’s Point of Sale System and E-commerce platform (including all components thereof), are Company Intellectual Property Rights and, with respect to such Software and other Intellectual Property Rights, the Company has, in all material respects, (i) access to the source code thereto and (ii) the right to make modifications and derivative works thereof and an exclusive, fully paid, perpetual license to such modifications and derivative works.

Section 5.15                             Taxes.

(a)                                 Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole: (i) the Company and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes that are shown on such Tax Returns to be payable by them, except in the case of clause (i) or clause (ii) hereof, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, the Company has not received, in writing, notice of any pending or threatened audits, examinations, investigations or other proceedings in respect of Taxes; (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; (v) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported to be governed, in whole or in part, by Section 355(a) or 361 of the Code (or any similar provision of state, local or foreign Law); (vi) no Person has granted any extension or waiver of the statute of limitations period applicable to any Tax of the Company or any of its Subsidiaries, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law) that has been entered into by the Company or any of its Subsidiaries; (vii) neither the Company nor any of its Subsidiaries has ever entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8886 was filed with the Company’s Tax Returns); and (viii) the Company and each of its Subsidiaries have timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owning to any employee, independent contractor, creditor, stockholder or other third party.

(b)                                 As used herein, (i) “Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges; and liability for the payment of any of the foregoing as a result of (A) being a member of an affiliated, consolidated, combined or unitary group, (B) being party to any tax sharing agreement and (C) any express or implied obligation to indemnify any other Person with respect to the payment of any of the foregoing and (ii) “Tax Returns” means returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.

Section 5.16                             Assets.  The assets of the Company and each of its Subsidiaries, whether real or personal, leased or owned, tangible or intangible, constitute all of the properties, assets and rights forming a part of, used, held or intended to be used in, and all such properties, assets and rights as are necessary in, the conduct of the business and operations of the Company and its Subsidiaries as they are now being conducted in all material respects and as contemplated to be conducted by the Company and its Subsidiaries.

Section 5.17                             Real Property.

(a)                                 Section 5.17(a)(i) of the Company Disclosure Letter lists, as of the date of this Agreement, the addresses of all material real property owned in fee by the Company or any of its Subsidiaries (the “Owned Real Property”), and Section 5.17(a)(ii) of the Company Disclosure Letter lists the addresses of all material real property (whether by virtue of direct lease, ground lease, sublease or other occupancy agreement, each, a “Lease”) leased by the Company or any of its Subsidiaries as lessee (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”).  The Owned Real Property and Leased Real Property together comprise all real property and interests in real property used by the Company or any of its Subsidiaries in the conduct of their current business operations.  Except as set forth in Section 5.17(a)(iii) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns fee simple title to, or holds pursuant to valid and enforceable leases, all of the material real property shown to be owned or leased by them on the Company’s most recent consolidated balance sheets (or the notes thereto) included in the Company SEC Reports or used by the Company or any of its Subsidiaries in the conduct of their current business operations as of the date of this Agreement, free and clear of all Liens other than Permitted Liens.

(b)                                 With respect to the Real Property:

(i)                                     there are no material condemnation proceedings relating to such Real Property pending or, to the Knowledge of the Company, threatened in writing; and

(ii)                                  none of the Real Property has suffered any material damage by fire or other casualty that has not been repaired in all material respects.

(c)                                  Except as set forth in Section 5.17(c) of the Company Disclosure Letter, there are no material leases, subleases, licenses or other agreements granting to any party or parties (other than the Company or one of its Subsidiaries) the right of use or occupancy of any portion of any Real Property.  To the Knowledge of the Company, there are no currently outstanding options or rights of first refusal of any third party to purchase or lease the Owned Real Property, or any portion thereof or interest therein.

(d)                                 The Company has provided or made available to Parent true, complete and correct copies of the Leases, and, to the Knowledge of the Company, no material event of default exists under any Lease that would give rise to the right on the part of the Company or any Subsidiary to terminate the Lease.

Section 5.18                             Environmental Matters.

(a)                                 Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as set forth in Section 5.18 of the Company Disclosure Letter:

(i)                                     the Company and its Subsidiaries are in compliance, which compliance includes, but is not limited to, the possession of and compliance with all permits and other governmental authorizations required in connection with current operations of the Company and its Subsidiaries under all applicable federal, state, and local laws governing pollution or the protection of human health or the environment and including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of, and exposure to, pollutants, contaminants, wastes, toxic or hazardous substances or wastes, petroleum and petroleum products, polychlorinated biphenyls, or asbestos or asbestos-containing materials or other substances regulated as hazardous to human health or the environment by an applicable Governmental Entity (“Materials of Environmental Concern”), or

otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern (“Environmental Laws”);

(ii)                                  neither the Company nor any of its Subsidiaries has received any written notice with respect to the business of, or any Real Property of, the Company or any of its Subsidiaries from any Governmental Entity or third party that remains outstanding alleging that the Company or any of its Subsidiaries is not in material compliance with any Environmental Law or has liability under any Environmental Law (“Environmental Claim”);

(iii)                               to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has caused any release of a Material of Environmental Concern that could reasonably be expected to result in an Environmental Claim or other costs or liabilities under Environmental Law; and

(iv)                              the Company and its Subsidiaries are not required by any Environmental Law or by virtue of the Transactions, or as a condition to the effectiveness of any Transactions, (A) to perform a site assessment for Materials of Environmental Concern, (B) to remove or remediate Materials of Environmental Concern, (C) to give notice to or receive approval from any Governmental Entity, or (D) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(b)                                 Neither the Company nor any Company Subsidiary owns or operates any “industrial establishment” within the meaning of the New Jersey Industrial Site Recovery Act.

Section 5.19                             Material Contracts.

(a)                                 Section 5.19 of the Company Disclosure Letter lists the following Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound by (each such Contract, a “Company Material Contract”):

(i)                                     any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)                                  any Contract containing covenants binding upon the Company or any Subsidiary of the Company that (A) materially restricts the ability of the Company or any Subsidiary of the Company (or which, following the consummation of the Offer or the Merger, could materially restrict the ability of the Surviving Corporation) to compete (1) in any business that is material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, (2) with any person or (3) in any geographic area or (B) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries, in each case except for any such Contract that may be cancelled without penalty by the Company or any of its Subsidiaries upon notice of 60 days or less;

(iii)                               any Contract with respect to a joint venture, partnership or similar arrangement;

(iv)                              any Contract (other than vendor Contracts for the purchase of merchandise for resale) pursuant to which the Company or any of its Subsidiaries made or received payments of more than $25 million during the 12-month period prior to the date hereof, with material payment obligations remaining to be performed by the Company after the date of this Agreement;

(v)                                 any Contract (A) that is a “requirements” Contract entered into with a vendor for the purchase of merchandise for resale or (B) under which the consummation of the

Transactions would give rise to a third party having a right of termination, amendment, acceleration or cancellation thereunder;

(vi)                              any loan, credit, security or pledge agreement, debenture or similar Contract pursuant to which any indebtedness of the Company or any of its Subsidiaries for borrowed money (other than ordinary course trade payables);

(vii)                           any Contract relating to guarantees or assumptions of obligations of any third Person;

(viii)                        any Contract pursuant to which the Company or any of its Subsidiaries disposed of or acquired, or agreed to dispose of or acquire, a material business or, any amount of material assets by the Company or any of its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, including, without limitation, any “earn out” or other contingent payment obligations, or any indemnification obligations;

(ix)                              any material hedge, collar, option, forward purchasing, swap, derivative or similar Contract;

(x)                                 any Contract with any director, officer, employee, consultant or Affiliate of the Company or any of its Subsidiaries (other than any Company Benefit Plan);

(xi)                              any material Contract with any Governmental Entity;

(xii)                           any Contract under which the Company is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a Person which requires aggregate future payments equal to or in excess of $5 million;

(xiii)                        any Contract for capital expenditures or the acquisition or construction of fixed assets which requires future payments in excess of $10 million;

(xiv)                       any Contract pursuant to which the Company or any Subsidiary of the Company (A) is granted or obtains any right to use any material Intellectual Property Rights (other than Contracts granting rights to use commercial-off-the-shelf Software), (B) is restricted in its right to use or register any material Company Owned Intellectual Property Rights or (C) permits any other Person to use, enforce or register any material Company Owned Intellectual Property Rights, including any license agreements, coexistence agreements, and covenants not to sue, other than Contracts with suppliers, manufacturers, distributors and other service providers entered into in the ordinary course of business consistent with past practice; and

(xv)                          any amendment, supplement or modification of a Contract described in clauses (i) through (xiv) or any binding commitment or binding agreement to enter into any of such Contract.

(b)                                 (i) Each Company Material Contract is valid and binding on the Company and is in full force and effect, and, to the Knowledge of the Company, is valid and binding on the other parties thereto (in each case subject to the Bankruptcy and Equity Exception), (ii) each of the Company and its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Material Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of the Company or any of its Subsidiaries under any such Company Material Contract.  To the Knowledge of the Company, no

other party to any Company Material Contract is in material breach or default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a material breach or default by any such other party thereunder.  Neither the Company nor any of its Subsidiaries has received any written notice, or to the Knowledge of the Company, oral notice, of termination or cancellation under any Company Material Contract, received any notice of material breach or default under any Company Material Contract that has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a material breach of any Company Material Contract.  The Company has furnished or otherwise made available to Parent true and correct copies of all Company Material Contracts in effect as of the date of this Agreement.

Section 5.20                             Insurance.  The Company has insurance policies in full force and effect with financially responsible insurance companies with respect to its assets, properties and business in such amounts, with such deductibles and against such risks and losses, as are customarily obtained by Persons engaged in the same or similar businesses and similarly situated.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) all material insurance policies and programs maintained by the Company or any of its Subsidiaries are in full force and effect and (b) such policies provide coverage in such amounts and against such risks as is sufficient to comply with applicable Law.  The Company and its Subsidiaries are in compliance with the material terms of all material insurance policies and programs and have not failed to give any material notice or present any material claim under any insurance policy or programs within the time periods required.  To the Knowledge of Company, there are no pending notices of cancellation or non-renewal of any such insurance policy or programs nor has the termination of any such insurance policy and program been threatened in writing by the provider of such insurance.

Section 5.21                             Certain Transactions.  Since February 1, 2014, none of the current officers or directors of the Company, nor any Affiliate of the Company, has been a participant in any transaction with the Company or any Subsidiary of the Company (other than for services as an employee, officer or director) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 5.22                             Prohibited Payments.  None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has (a) used any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to any foreign or domestic governmental official or employee or to foreign or domestic political parties or campaigns from corporate funds, (c) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any other federal, foreign or state anti-corruption, anti-bribery Law or requirement applicable to the Company or any of its Subsidiaries, or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee in violation of applicable Law.  During the last three years, none of the Company or any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries, or any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, is in violation of, or has any material liability under, the FCPA.

Section 5.23                             Opinion of Financial Advisor.  The Company Board has received the opinion of Rothschild Inc. (the “Company Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Merger Sub and any of their respective Subsidiaries or Affiliates, the Company and its Subsidiaries or the holders of

Dissenting Shares) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.  A true, correct and complete copy of such opinion has been, or will promptly be, delivered to Parent after the execution of this Agreement.  The Company has obtained all necessary consents of the Company Financial Advisor to permit the Company to include in the Schedule 14D-9 the fairness opinion described in this Section 5.23, subject to the Company Financial Advisor reviewing and providing its consent with respect to any references to the Company Financial Advisor and such fairness opinion in the Schedule 14D-9.

Section 5.24                             Anti-Takeover Statutes.  The Company has taken any and all action necessary to render the provisions of Subchapter D (specifically Section 2538), Subchapter E, Subchapter F, Subchapter G, Subchapter H (solely with respect to such actions taken by the Company Board pursuant to Section 2571(b)(7) and not the shareholders), Subchapter I and Subchapter J of Chapter 25 of the PBCL (each, an “Anti-Takeover Statute”) inapplicable to Parent, Merger Sub and their respective Affiliates, and to this Agreement and the Transactions, including the Offer and the Merger.  The Company is not a party to a rights agreement, poison pill or similar agreement or plan.

Section 5.25                             Board Recommendation.  The Company Board has unanimously, by resolutions duly adopted at a meeting of the directors of the Company duly called and held and not subsequently rescinded or modified in any way, (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted this Agreement and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt this Agreement (the “Company Recommendation”).

Section 5.26                             Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Company and the Company Financial Advisor, a copy of which has been provided to Parent.

Section 5.27                             Information in the Schedule 14D-9 and the Offer Documents.  The information supplied by or on behalf of the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.

Section 5.28                             Information in the Proxy Statement.  The Proxy Statement, if any, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Proxy Statement supplied by or on behalf of Parent or Merger Sub or their Representatives expressly for inclusion or incorporation by reference in the Proxy Statement.  The Proxy

Statement will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 5.29                             No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions.  Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless any such information is expressly included in a representation or warranty contained in this Article V.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 6.1                                    Organization.  (a) Parent is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and (c) each of Parent, Merger Sub and their Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, operate or lease its properties and to carry on its business as it is now being conducted, except in the case of clause (c), where the failure to have such power, authority or governmental approvals would not prevent, materially delay or materially impede the consummation of the Transactions.  Parent owns beneficially and of record all of the outstanding limited liability interests of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.  Prior to the date hereof, Parent has provided to the Company the name of the “ultimate parent entity” of Parent for purposes of obtaining the approvals of the Governmental Entities contemplated by this Agreement.

Section 6.2                                    Authority.  Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary action by the general partner of Parent and the sole member of Merger Sub, respectively, and, prior to the Effective Time, and no other proceedings on the part of the general partner of Parent or the sole member of Merger Sub, respectively, are necessary to authorize the execution and delivery of this Agreement, to perform their respective obligations hereunder or to consummate the Transactions (other than the filing of the Statement of Merger with the Department of State).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 6.3                                    No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub do not, and will not, (i) conflict with or violate the respective Organizational Documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations, waivers and permits specified in Section 6.3(b) have been obtained, all filings described therein have been made, the waiting periods referred to therein have expired and any condition precedent to such consent, approval, authorization, waiver or permit has been satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or affected or (iii) result in any breach or violation of, or constitute a default under (with or without notice or lapse of time, or both), or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, any material Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of Parent or Merger Sub, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not prevent, materially delay or materially impede the consummation of the Transactions.

(b)                                 The execution and delivery of this Agreement by each Parent and Merger Sub does not, and the consummation of the Transactions by each Parent and Merger Sub do not and will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity, except (i) for the applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or “blue sky” Laws, including the filing by Merger Sub of an informational notice with the Pennsylvania Securities Commission in accordance with the Pennsylvania Takeover Disclosure Law, 70 P.S. §71, et seq., pursuant to 70 P.S. §78(a) accompanied by payment of the required filing fee, (ii) for the applicable requirements of the HSR Act, (iii) for the filing and recordation of appropriate merger documents as required by the PBCL or (iv) where the failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent, materially delay or materially impede the consummation of the Transactions.

Section 6.4                                    Absence of Litigation.

(a)                                 (i) There is no suit, claim, charge, action, proceeding, arbitration, mediation or investigation before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any of their respective properties, assets or operations at law or in equity, and (ii) there are no outstanding Orders against Parent or any of its Subsidiaries, except, in each case of clauses (i) and (ii), as would have, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Transactions.

(b)                                 As of the date of this Agreement, there is no suit, claim, action, proceeding, arbitration, mediation or investigation pending or, to the Knowledge of Parent, threatened before or by any Governmental Entity with the object of seeking to restrain, enjoin, or prevent the consummation of or otherwise challenge this Agreement or the consummation of the Transactions, including the Offer and the Merger.

Section 6.5                                    Information in the Offer Documents.  The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC and at the time of distribution or dissemination thereof to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives expressly for inclusion in the Offer Documents.  The Offer Documents will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 6.6                                    Proxy Statement.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, if any, will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information contained or incorporated by reference in the Proxy Statement supplied by or on behalf of the Company or its Representatives expressly for inclusion or incorporation by reference in the Proxy Statement.

Section 6.7                                    Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 6.8                                    Sufficient Funds.  At the Offer Closing and the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the aggregate amounts payable pursuant to Sections 2.4(a), 3.2 and 3.8, and any other amount required to be paid in connection with the consummation of the Offer, the Merger and the other Transactions and to pay all related fees and expenses.

Section 6.9                                    Ownership of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.  All of the issued and outstanding limited liability company interests or other equity securities or voting interests of Merger Sub is, and at the Effective Time will be, validly issued and outstanding and owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.

Section 6.10                             Ownership of Shares.  As of the date of this Agreement, Parent, Merger Sub and their respective Subsidiaries and Affiliates (a) own (directly or indirectly, beneficially or of record) 6,076,365 Shares in the aggregate and (b) hold rights to acquire 481,718 Shares in the aggregate.

Section 6.11                             Regulatory Delays.  As of the date of this Agreement, no fact or circumstance exists, including any current holding or transaction under consideration by Parent or any of its Subsidiaries or Affiliates, that would reasonably be expected to prevent or materially delay any filings or approvals required under the HSR Act or any other applicable Antitrust Laws.

Section 6.12                             Required Approvals.  Parent has obtained all consents of the general partner of Parent that are necessary to approve this Agreement, the Offer, the Merger and all other Transactions.  The vote or consent of Parent as the sole member of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of limited liability company interests or other equity securities or voting interests of Merger Sub necessary to approve this Agreement, the Offer, the Merger and the other Transactions.

Section 6.13                             No Other Representations or Warranties.  Except for the representations and warranties contained in this Article VI, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.  None of Parent, Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s or any other Person’s use of, any such information, unless any such information is expressly included in a representation or warranty contained in this Article VI.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 7.1                                    Conduct of the Company and the Subsidiaries.  The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 10.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly permitted pursuant to this Agreement, (iv) as set forth in Section 7.1 of the Company Disclosure Letter, (v) for the payment of the Reimbursement to Merger Sub or (vi) for the payment of the Company Termination Fee to Merger Sub, the business of the Company and its Subsidiaries shall be conducted only, and such entities shall not take any action except, in the ordinary course of business and in a manner consistent with past practice in all material respects; and the Company and its Subsidiaries shall use their reasonable best efforts to (x) preserve substantially intact the Company’s and its Subsidiaries’ business organization, (y) maintain existing relations with customers, suppliers, creditors and business partners that are integral to the operation of their business as presently conducted and (z) keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted; provided, however, that any action taken or not taken by the Company or its Subsidiaries in express compliance with a matter specifically addressed by a specific provision of Sections 7.1(a) through 7.1(s) shall not be deemed a breach of this sentence unless such action would constitute a breach of such specific provision of Sections 7.1(a) through 7.1(s) below.  Furthermore, other than (i) as set forth in Section 7.1 of the Company Disclosure Letter, (ii) the payment of the Reimbursement to Merger Sub and (iii) the payment of the Company Termination Fee to Merger Sub, without the prior written consent of Parent, the Company shall not, and shall cause its Subsidiaries not to:

(a)                                 amend or otherwise change the Articles of Incorporation, the Bylaws or any Subsidiary Document;

(b)                                 except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, or as otherwise contemplated in Section 7.1(f), issue, sell, pledge, dispose, encumber or grant any shares or equity interests of its or its Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock; provided, however, that the Company may issue Shares (i) upon the exercise of any Company Stock Option outstanding as of the date of this Agreement, (ii)  issuable under the Company ESPP after the date of this Agreement pursuant to Section 3.8(e), (iii) in connection with the vesting or redemption of any Company Restricted Stock Unit and Company Performance Stock Unit outstanding as of the date of this Agreement in accordance with their terms or (iv) in connection with the redemption of any notional interests deemed invested in Shares under the Company Deferred Compensation Plan, as amended and restated effective as of January 31, 2014;

(c)                                  redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any outstanding shares of capital stock or any other equity interests of the Company or any of its Subsidiaries, except as required pursuant to any Company Benefit Plans in effect as of the date of this Agreement;

(d)                                 declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock, other than dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company;

(e)                                  except as required pursuant to existing written agreements (true and complete copies of which have been provided to Parent) or Company Benefit Plans in effect as of the date of this Agreement, as otherwise required by Law or this Agreement, or provided on Section 7.1(e) of the Company Disclosure Schedule, (i) increase the compensation or other benefits payable or to become payable to directors, employees, consultants, independent contractors or executive officers of the Company or any of its Subsidiaries, except for (A) from and after March 1, 2016, increases in compensation or other benefits made in the ordinary course of business consistent with past practice of up to 10% for any individual and 2% in the aggregate with respect to all employees (including executive officers) of the Company and any of its Subsidiaries and (B) cash bonuses to employees (other than executive officers) of less than $300,000 in the aggregate, (ii) grant or increase any severance or termination pay to, or enter into or amend any severance agreement with any director, employee, consultant or independent contractor of the Company or any of its Subsidiaries, (iii) enter into or amend any employment agreement with any employee of the Company or any of its Subsidiaries, (iv) establish, adopt, enter into or amend any Company Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or any of its Subsidiaries, or any of their beneficiaries, or (v) enter into, amend, alter, adopt, implement or otherwise make any commitment to do any of the foregoing;

(f)                                   (A) hire any executive officer or promote any person to an executive officer position or (B) other than in the ordinary course of business consistent with past practice, hire or promote any employee, consultant or independent contractor of the Company or any of its Subsidiaries;

(g)                                  grant, confer or award any options, convertible security, restricted stock units or other rights to acquire any of its or its Subsidiaries’ capital stock or take any action to cause to be exercisable or otherwise vest any otherwise unexercisable option or other award under any existing equity compensation arrangement or other Company Stock Plan, or enter into, amend, alter, adopt, implement or otherwise make any commitment to do any of the foregoing;

(h)                                 acquire, except in respect of any mergers, consolidations, business combinations among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries (including by merger, consolidation, acquisition of stock or assets or otherwise), any corporation, partnership, limited liability company, other business organization or any division thereof, or all or substantially all of the assets of any Person in connection with acquisitions or investments, or enter into any Contract with respect to any such acquisition, including any confidentiality, exclusivity, standstill or similar agreements, other than in connection with the acquisition or opening of new locations that do not involve the payment by the Company or any of its Subsidiaries in excess of $10 million in the aggregate;

(i)                                     sell, pledge, dispose of, transfer, abandon, exchange, swap, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than Permitted Liens) any (i) Owned Real Property (or portion thereof) or (ii) other properties, rights or assets with a fair market value in excess of $2.5 million individually or $7.5 million in the aggregate, except, in the case of clause (ii) for (A) sales of inventory in the ordinary course of business consistent with past practices, (B) transfers among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned

Subsidiaries and (C) dispositions of obsolete or other assets not used in or not material to the Company or its Subsidiaries with a net book value of not more than $5 million in the aggregate;

(j)                                    incur any (i) indebtedness for borrowed money, except for indebtedness of not more than $10 million in the aggregate incurred under the Company’s existing credit facilities or any replacement credit facility entered into in accordance with the terms of this Agreement, (ii) capitalized lease obligations other than in the ordinary course of business consistent with past practice, (iii) guarantees and other arrangements having the economic effect of a guarantee of any indebtedness of any other Person or (iv) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations of others, except, in each case, for (A) indebtedness for borrowed money in connection with any renewal or replacement of an existing credit facility of the Company, provided that (1) the prepayment terms of any such renewal or replacement credit facility are no less favorable to the Company or its Subsidiaries than the Company’s existing credit facilities and (2) no such renewal or replacement facility shall be entered into prior to April 1, 2016, or (B) with respect to trade payables incurred in the ordinary course of business;

(k)                                 modify, amend or terminate any Lease with annual rental payments greater than $1 million, other than any termination pursuant to an expiration of the Lease in accordance with its terms, or waive, release or assign any rights or claims under any Lease;

(l)                                     except as permitted by Section 7.1(j), (i) modify or amend any Company Material Contract which cannot be terminated by the Company or any of its Subsidiaries without material penalty upon notice of 60 days or less, (ii) terminate (other than in accordance with its terms) any Company Material Contract, (iii) waive, release or assign any rights or claims under any Company Material Contract or (iv) enter into any Contract that if entered into prior to the date hereof would have been a Company Material Contract;

(m)                             make any material change to its methods of accounting in effect as of August 1, 2015, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or as required by a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in applicable Law or (iv) as disclosed in the Company SEC Reports filed prior to the date of this Agreement;

(n)                                 (i) change or revoke any material income Tax election, (ii) file any material amended income Tax Return, (iii) settle or compromise any material liability for income Taxes or surrender any claim for a refund of a material amount of income Taxes or (iv) change any material method of Tax accounting, other than in the case of clauses (ii) and (iii) hereof in respect of any income Taxes that have been identified in the reserves for income Taxes in Company’s GAAP financial statements;

(o)                                 settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $2.5 million in the aggregate, after taking into account any applicable reserves and any applicable insurance coverage, and do not involve any material injunctive or other material non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries;

(p)                                 other than in accordance with Section 7.1(h), make any capital expenditures, except (i) capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan, copies of which have been previously provided to Parent, or (ii) other capital expenditures in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $5 million;

(q)                                 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company or any of its Subsidiaries (other than the Merger);

(r)                                    increase the Company’s aggregate inventory beyond $650 million; or

(s)                                   authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

Section 7.2                                    Conduct of Parent and Merger Sub.  Each of Parent and Merger Sub agrees that, from the date of this Agreement to the Effective Time, it shall not take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Offer, the Merger or the other Transactions, including entering into any transaction that would reasonably be expected to prevent or materially delay any filings or approvals required under the HSR Act or any other applicable Antitrust Law.

Section 7.3                                    No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and subject to the conditions of this Agreement, including Section 7.1, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1                                    Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)                                 Provided there shall not have been a Change of Recommendation in accordance with Section 8.3, on the terms and subject to the conditions of this Agreement, if the adoption of this Agreement by the Company’s shareholders is required under applicable Law, the Company shall prepare and file with the SEC, and Parent and Merger Sub shall cooperate with the Company in such preparation and filing of, a proxy statement or information statement relating to the Company Shareholders Meeting (such proxy statement or information statement, as amended or supplemented from time to time, the “Proxy Statement”), as promptly as reasonably practicable following the later to occur of (i) the Offer Closing and (ii) the expiration of any Subsequent Offering Period.  Without limiting the generality of the foregoing, each of Parent and Merger Sub shall (i) furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Proxy Statement and such other information or assistance in the preparation thereof as may be reasonably requested by the Company and (ii) correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.  The Company shall promptly notify Parent and Merger Sub upon receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Proxy Statement, and shall promptly provide Parent and Merger Sub with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand.  The Company shall respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and shall cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the date the Proxy Statement is cleared by the SEC (such date, the “Proxy Clearance Date”).  Prior to the filing of the Proxy Statement (including any amendments or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Proxy Statement, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Proxy Statement or response, and the Company shall give reasonable and good faith consideration to any such comments.

(b)                                 Provided there shall not have been a Change of Recommendation in accordance with Section 8.3, if the adoption of this Agreement by the Company’s shareholders is required under applicable Law, the Company shall (i) as promptly as reasonably practicable after the Proxy Clearance Date and in accordance with the Articles of Incorporation and applicable Law, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) (A) use reasonable best efforts to solicit the adoption of this Agreement by the shareholders of the Company and (B) include in the Proxy Statement the Company Recommendation.  Notwithstanding the foregoing, if following the Offer and any Subsequent Offering Period and the exercise, if any, of the Top-Up Option, Parent, Merger Sub and their respective Subsidiaries hold, in the aggregate, at least 80% of the Fully Diluted Shares, the Parties will take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any Shares held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Shareholders Meeting in accordance with Section 321(d)(1)(ii) of the PBCL.  Each of Parent and Merger Sub shall affirmatively vote at the Company Shareholders Meeting or otherwise all Shares acquired in the Offer (if any), or otherwise beneficially owned by it or any of its respective Subsidiaries or Affiliates as of the applicable record date, for the adoption of this Agreement in accordance with applicable Law.

Section 8.2                                    Access to Information.  Upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records (including for purposes of observing or conducting physical inventory), officers, and employees and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent consistent with its legal obligations all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent (a) that an agreement is required to be kept confidential in accordance with its terms, (b) it is required by a Governmental Entity or (c) that, in the reasonable judgment of the Company, applicable Law requires it or its Subsidiaries to restrict access to any properties or information; provided further that the Company shall use reasonable best efforts to limit such restrictions and shall furnish information to the extent not so restricted; provided further, however, that (x) to the extent the Company or any of its Subsidiaries is restricted in or prohibited from providing any such access pursuant to a Contract for the benefit of any third party under the preceding clause (a), the Company shall use its reasonable best efforts (without being required to make any payments) to obtain any approval, consent or waiver with respect to such Contract that is necessary to provide such access, and (y) the foregoing shall in no event permit Parent or its Representatives to access information which is the subject matter addressed in Section 8.3, which shall be governed solely by the terms and conditions of Section 8.3.  The Parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the letter agreement dated December 8, 2015, between Parent and the Company (the “Confidentiality Agreement”).

Section 8.3                                    No Solicitation.

(a)                                 Except as expressly permitted by Section 8.3(b), from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 10.1 and except as otherwise provided for in this Agreement, the Company shall not, shall cause its Subsidiaries not to, and shall direct its and their respective Representatives not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any material non-public information with respect to, any Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal, (iii) engage in discussions with any Person with respect to any Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal, (iv) approve or recommend any Competing Proposal, (v) adopt, enter into, or propose publicly to adopt or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract relating to any Competing Proposal or (vi) terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which the Company or any of its Subsidiaries is a party; provided, however, that the Company or its Subsidiaries may waive, if requested by the applicable counterparty, rights under any standstill, confidentiality agreement or similar Contract to which the Company or any of its Subsidiaries is a party to the extent necessary to enable such counterparty to make a Competing Proposal.  The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted prior to the execution of this Agreement with respect to any Competing Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.  Subject to Section 8.3(b), neither the Company Board nor any committee thereof shall directly or indirectly (i) withdraw (or change, amend, modify or qualify in any manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Merger Sub), the Company Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve or recommend, a Competing Proposal, (iii)  fail to announce publicly, within ten Business Days after a tender offer or exchange offer relating to the Shares (other than the Offer) has been commenced, that the Company Board recommends rejection of such tender or exchange offer, or (iv) take any other action or make any other proposal or public statement inconsistent with the Company Recommendation (any action described in clauses (i) through (iv) being referred to as a “Change of Recommendation”).

(b)                                 Notwithstanding the limitations set forth in Section 8.3(a), if at any time after the date of this Agreement and prior to the Offer Closing, the Company receives a Competing Proposal that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) constitutes or would reasonably be expected to result in a Superior Proposal, and which Competing Proposal did not result from a breach of Section 8.3(a), then the Company may, subject to compliance with this Section 8.3 in all material respects, (i) furnish non-public information to the third party making such Competing Proposal or (ii) engage in discussions or negotiations with the third party with respect to the Competing Proposal, in each case if, and only if, (x) the Company provides notice to Parent of its intent to furnish information to or enter into discussions with such person in accordance with this Section 8.3(b), (y) the Company enters into a confidentiality agreement with such Person that contains confidentiality and standstill provisions that are determined in good faith by the Company to be no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such Person or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) (any such agreement, an “Acceptable

Confidentiality Agreement”), and the Company promptly thereafter (but in any event within 24 hours) provides to Parent a copy of any such Acceptable Confidentiality Agreement, and (z) the Company provides to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to such Person (or its Representatives) to the extent such information has not previously been provided to Parent prior to or substantially concurrent with the time it is provided to such Person (or its Representatives).

(c)                                  Notwithstanding anything in this Agreement to the contrary, at any time prior to the Offer Closing, the Company Board may, if the Company receives a Competing Proposal after the execution of this Agreement that did not result from a breach of Section 8.3(a) and that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) would, if consummated, constitute a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by Parent in accordance with this Section 8.3(c), (i) effect a Change of Recommendation or (ii) terminate this Agreement in accordance with Section 10.1(g) to enter into a definitive agreement with respect to such Superior Proposal, in each case only if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board may not effect a Change of Recommendation pursuant to the foregoing clause (i) or terminate this Agreement pursuant to the foregoing clause (ii) unless (A) the Company shall have provided prior written notice (a “Company Notice”) to Parent, at least three Business Days in advance of such Change of Recommendation or such termination, of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which Company Notice shall specify (1) the identity of the party making such Superior Proposal, (2) the material terms and conditions of such Superior Proposal and (3) a copy of the most current version of any proposed definitive agreement(s) with respect to such Superior Proposal and (B) at or after 5:00 p.m., New York City time, on the third Business Day following the day on which Parent and Merger Sub receive the Company Notice (it being understood that for purposes of calculating such three Business Days, the first Business Day will be the first Business Day after the date of such receipt), the Company reaffirms in good faith (after consultation with its outside counsel and financial advisor) that (1) such Competing Proposal continues to constitute a Superior Proposal and (2) the failure to make a Change of Recommendation as a result thereof would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change in the consideration payable with respect thereto or any other material amendment to the terms and conditions of such Superior Proposal shall require a new Company Notice and a new two Business Day period (which two Business Day period shall be calculated in the same manner as the initial three Business Day period)). In determining whether to make a Change of Recommendation or terminate this Agreement in accordance with Section 10.1(g) and this Section 8.3(c), the Company Board will take into account any changes to the terms of this Agreement as may be proposed in writing by Parent by 5:00 p.m., New York City time, on the last Business Day of the applicable three Business Day period or two Business Day period, as applicable, in response to a Company Notice, and if requested by Parent, the Company shall, and shall cause its Representatives to, engage in good faith negotiations with Parent and its Representatives regarding any adjustments in the terms and conditions of this Agreement proposed by Parent in response to a Company Notice.

(d)                                 The Company will (i) keep Parent reasonably informed in all material respects and on a reasonably current basis of the status and developments (including any material change to the terms thereof) of any Competing Proposal and (ii) provide to Parent within 24 hours after receipt or delivery thereof all drafts of agreements relating to any Competing Proposal and any written proposals containing any material terms of a Competing Proposal or a counterproposal to a Competing Proposal, in each case exchanged between any of the Company or any of its Subsidiaries or any of its or their Representatives, on the one hand, and the Person making any such Competing Proposal or any of its

Affiliates or any of their Representatives, on the other hand. No notice or communication made by the Company to Parent pursuant to this Section 8.3(d) will be deemed to be a Company Notice unless such notice or communication complies with the provisions of Section 8.3(c).

(e)                                  As used in this Agreement,

(i)                                     the term “Competing Proposal” means any written bona fide proposal made by a third party (other than Parent or Merger Sub or any of their respective Subsidiaries) relating to any direct or indirect (A) acquisition, purchase, sale, license, lease, contribution or disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) to such Person or group of Persons (or Affiliates thereof) of any business or assets of the Company or its Subsidiaries representing or generating 15% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (B) issuance, sale or other disposition to such Person or group of Persons (or Affiliates thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the combined voting power of the Shares, (C) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of  the combined voting power of the Shares, (D) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries in which the other party thereto or its shareholders will own 15% or more of the combined voting power of the parent entity resulting from any such transaction or (E) combination of the foregoing, in each case other than Transactions; and

(ii)                                  the term “Superior Proposal” means a Competing Proposal that the Company Board in good faith determines (after consultation with its outside counsel and financial advisor) would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company’s shareholders than the Transactions, after taking into account such factors (including likelihood of termination in light of all financial, regulatory, legal and other aspects of such proposal) as the Company Board considers to be appropriate; provided that, for purposes of the definition of “Superior Proposal”, the references to “15% or more” in the definition of Competing Proposal shall be deemed to be references to “all or substantially all”.

(f)                                   Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to the Company’s shareholders a position contemplated by 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided that disclosures under this Section 8.3(f) shall not be a basis, in themselves, for Parent to terminate this Agreement pursuant to Section 10.1.

Section 8.4                                    Efforts; Cooperation.

(a)                                 Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Offer, the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing (or draft if required by the applicable Governmental Entity)  pursuant to the HSR Act or any other applicable Antitrust Law with respect to the Transactions as promptly as practicable and in any event on or before the fifth (5th) Business Day after the date hereof and to respond as promptly as practicable to any request for additional information and documentary material pursuant to the HSR Act or any other applicable Antitrust Law and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or obtain any other necessary approvals, clearances or consents from any Governmental Entity under any other applicable Antitrust Laws as soon as practicable.

(b)                                 Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 8.4(a) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Party reasonably informed of any communication received by such Party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; and (iii) permit the other Party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences. Absent mutual consent, neither Parent nor the Company shall have the right to determine whether to enter into any agreement with any applicable Governmental Entity extending additional time for the review of the Transactions under the HSR Act or any other Antitrust Law.

(c)                                  In furtherance and not in limitation of the covenants of the Parties contained in Sections 8.4(a) and 8.4(b), if any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the Transactions as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, Parent and the Company shall use their respective best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other Transactions, including  agreeing to any structural or conduct relief relating to the assets of Parent, its Subsidiaries and its Affiliates or the Company, its Subsidiaries and its Affiliates or (at the request of the Company) to litigate. Without excluding other possibilities, the Transactions shall be deemed to be materially delayed if unresolved objections or legal proceedings delay or would reasonably be expected to delay the consummation of the Transactions beyond the date which is six (6) months from the date of this Agreement.

Section 8.5                                    Employee Benefit Matters.

(a)                                 During the one-year period commencing on the Effective Time, Parent shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its Subsidiaries who become employees of the Surviving Corporation (“Company Employees”) (i) compensation (including, without limitation, base salary and target bonus opportunity, and excluding any equity-based compensation) that is, in the aggregate, no less favorable than the aggregate compensation being provided to Company Employees immediately prior to the Effective Time (excluding any equity-based compensation) and (ii) benefits programs that are, in the aggregate, not materially less favorable than the aggregate benefits programs being provided to the Company Employees immediately prior to the Effective Time under the Company Benefit Plans. Notwithstanding any provision of this

Agreement to the contrary, nothing contained in this Agreement limits the right of Parent, the Surviving Corporation, the Company, the Company Subsidiaries or any of their respective Affiliates, as applicable, to terminate the employment of any Company Employee at any time following the Closing Date.

(b)                                 For purposes of eligibility and vesting under the employee benefit plans of Parent, the Company, the Company Subsidiaries or their respective Affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company’s Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan; provided, however, that no such service credit shall result in a duplication of benefits with respect to any service period. In addition, and without limiting the generality of the foregoing:  (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, to the extent permitted under the applicable New Plan, Parent shall cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents and (B) any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company Benefit Plan during the plan year of the New Plan that includes the Effective Time for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Notwithstanding anything in this Section 8.5 to the contrary and for the avoidance of doubt, no Company Employee will be credited with his or her years of service with the Company, the Company’s Subsidiaries or any of their respective Affiliates before the Closing, for any purpose, under any employee benefit plans of Parent, the Company, the Company Subsidiaries or their respective Affiliates that are closed for purposes of participation by new participants.

(c)                                  Effective as of the Closing Date, the Company shall take such actions as are necessary and appropriate to fully vest all participants in the amounts credited to their accounts under each of the Company Nonqualified Plans, to the extent not vested as of the Closing Date. In addition, the Company shall terminate each of the Company Nonqualified Plans in accordance with the requirements of Treas. Reg. 1.409A-3(j)(4)(ix)(B) and Parent acknowledges and agrees to such termination of the Company Nonqualified Plans. In connection with the termination of the Company Nonqualified Plans, each participant entitled to receive a benefit under the Company Nonqualified Plans shall receive full payment of the total value of the amounts credited to their accounts under the Company Nonqualified Plans in a single lump sum cash payment as soon as administratively practicable  after the Effective Time (in conjunction with the Surviving Corporation’s regular payroll process).

(d)                                 The provisions of this Section 8.5 are solely for the benefit of the Parties and nothing in this Section 8.5, express or implied, shall (i) confer upon any Company Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or (ii) be treated as an amendment of, or undertaking to amend, any Company Benefit Plan, New Plan or other employee benefit plan, program, agreement or arrangement sponsored by either of the Parties.

(e)                                  As soon as reasonably practicable after the date of this Agreement, the Company shall deliver to Parent copies of calculations with respect to Section 280G of the Code (whether or not final) with respect to any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) in connection with the Transactions.

Section 8.6                                    Indemnification, Exculpation and Insurance.

(a)                                 Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Transactions), now existing in favor of the current directors and officers of the Company or its Subsidiaries as provided in their respective Organizational Documents or in any written indemnification agreement (accurate and complete copies of which have been provided to Parent and are listed on Section 8.6(a) of the Company Disclosure Letter) as in effect as of the date of this Agreement, shall survive the Merger and shall continue in full force and effect. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to (including, if necessary, by providing the Surviving Corporation with the necessary financial resources), indemnify, defend and hold harmless, and advance expenses to Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, solely to the extent required by: (i) the Articles of Incorporation or the Bylaws or the equivalent Organizational Documents of any of its Subsidiaries as in effect on the date of this Agreement; and (ii) any indemnification agreements of the Company or its Subsidiaries or other applicable Contract as in effect on the date of this Agreement and listed on Section 8.6(a) of the Company Disclosure Letter.

(b)                                 Prior to the Effective Time, the Company shall use its reasonable best efforts to (and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain a six-year pre-paid “tail policy” covering acts or omissions at or prior to the Effective Time with respect to those persons who are currently covered by the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “D&O Insurance”) with such coverage levels not materially less favorable to such indemnified persons than those of the D&O Insurance; provided, that (i) such “tail” insurance policies shall not require the payment of an aggregate annual premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the D&O Insurance (and if the annual premium of such insurance coverage exceeds such amount, the Company or the Surviving Corporation shall be obligated to (and as of the Effective Time Parent shall cause the Surviving Corporation to) obtain a policy with the greatest coverage available for a cost not exceeding such amount) and (ii) prior to the Closing, the Company shall not enter into any Contract for a “tail” policy without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Company or the Surviving Corporation shall for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the current D&O Insurance with levels of coverage no less favorable than that provided as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable policies of directors’ and officers’ liability insurance for such six year period with levels of coverage no less favorable as provided under the D&O Insurance as of the date of this Agreement; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such policies of directors’ and officers’ liability insurance in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement to maintain such insurance (and if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount).

(c)                                  The Indemnitees to whom this Section 8.6 applies are intended (and shall be) third party beneficiaries of this Section 8.6.

(d)                                 Notwithstanding anything contained in Sections 11.1 or 11.10 to the contrary, this Section 8.6 shall survive the consummation of the Offer and the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries, and shall be enforceable by the Indemnitees. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 8.6.

Section 8.7                                    Public Announcements. Each of the Company, Parent and Merger Sub agrees, on behalf of itself and each of its Subsidiaries and Affiliates, that no public release or announcement concerning the Transactions shall be issued by any Party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or exchange listing requirements to which the relevant Party is subject or submits, wherever situated, or as may be made by the Company in accordance with Section 8.3, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing Party.

Section 8.8                                    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.9                                    Section 16(b) Matters. Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.

Section 8.10                             Rule 14d-10(d) Matters. Prior to the Offer Closing, the Company (acting through the compensation committee of the Company Board) shall take all such steps as may be required to cause each Contract entered into by the Company or a Subsidiary of the Company on or after the date hereof with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 8.11                             Anti-Takeover Statutes. If any Anti-Takeover Statute is or may become applicable to any Transaction, then each Party shall take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Anti-Takeover Statute inapplicable to the Transactions.

Section 8.12                             Securityholder Litigation. The Company shall give Parent the opportunity to participate in, but not control, the defense and settlement of any securityholder litigation against the Company or its directors relating to the Transactions, and no such settlement will be agreed to without Parent’s prior written consent (which consent will not be unreasonably withheld or delayed). In the event that any securityholder litigation related to the Transactions is brought against Parent or its directors, Parent shall promptly notify the Company of such litigation and keep the Company informed on a current basis with respect to the status thereof and give the Company the opportunity to participate in, but not control, the defense and settlement of any such litigation.

Section 8.13                             Notification of Certain Matters. The Company shall give prompt notice to Parent and Parent and Merger Sub shall give prompt notice to the Company if any of the following occur after the date of this Agreement: (a) receipt by such Person or any Affiliate thereof of any written notice or other communication received from any third Person alleging that the consent or approval of such third Person is or may be required in connection with the Transactions; (b) receipt by such Person or any Affiliate thereof of any notice or other communication from any Governmental Entity (including the NYSE) in connection with the Transactions; (c) any actions or claims commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries or Affiliates that relate to the Transactions; or (d) the discovery of a fact or circumstance or the occurrence or non-occurrence of an event which would or would be reasonably likely to (i) prevent, materially delay or materially impede the consummation of the Offer or (ii) result in the failure of any Offer Condition to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 8.13 will not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the Party receiving such notice.

Section 8.14                             Company SEC Reports. From the date of this Agreement to the Effective Time, the Company will timely file with the SEC all Company SEC Reports required to be filed by it under the Exchange Act or the Securities Act and should any error or omission in a previously filed Company SEC Report be identified, the Company will make any required filings or amendments necessary to complete the Proxy Statement and ensure that neither such filings nor the Proxy Statement contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report will comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report filed pursuant to the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after to the date of this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

Section 8.15                             Stock Exchange De-listing. After the Offer Closing, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Capital Stock from the NYSE and the deregistration of the Company Capital Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

ARTICLE IX

CONDITIONS

Section 9.1                                    Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time, unless waived (other than the condition set forth in Section 9.1(a), which may not be waived) in writing by all Parties:

(a)                                 if required by applicable Law, the Company Shareholder Approval shall have been obtained;

(b)                                 Merger Sub shall have previously accepted for payment and paid for all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any Subsequent Offering Period provided by Merger Sub pursuant to this Agreement); and

(c)                                  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger.

ARTICLE X

TERMINATION

Section 10.1                             Termination. This Agreement may be terminated and (i) the Offer may be abandoned at any time prior to the Offer Closing and (ii) the Merger may be abandoned at any time prior to the Effective Time whether before or after approval of matters presented in connection with the Merger by the shareholders of the Company, as applicable, as follows:

(a)                                 by mutual written consent of Parent and the Company;

(b)                                 by either the Company or Parent if the Offer Closing shall not have occurred on or before April 30, 2016 (the “Termination Date”); provided, however, that if on the Termination Date, the Offer Conditions set forth in clause (a) or (d) (but for purposes of clause (d) only if such restraint or prohibition is attributable to an Antitrust Law) of Exhibit A shall not have been fulfilled, but all other Offer Conditions shall be or shall be capable of being fulfilled, then the Termination Date shall be extended to December 30, 2016;

(c)                                  by either the Company or Parent if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and which has the effect of making the Offer, the Merger or the other Transactions illegal or otherwise prohibiting or preventing the consummation of the Offer, the Merger or the other Transactions, and such Law, in each case, shall have become final and nonappealable;

(d)                                 by the Company, if, prior to the Offer Closing, Parent or Merger Sub shall have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform their respective obligations hereunder and (ii) has not been or is incapable of being cured by Parent or Merger Sub, as the case may be, within the earlier of (A) the Termination Date and (B) 30 days after its receipt of written notice thereof from the Company; provided, however, that notwithstanding the foregoing, the failure to pay any consideration when due hereunder shall not be entitled to a cure period;

(e)                                  by Parent, if, prior to the Offer Closing, the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clause (b) or (c) of Exhibit A and (ii) has not been or is incapable of being cured by the Company within the earlier of (A) the Termination Date and (B) 30 days after its receipt of written notice thereof from Parent;

(f)                                   by Parent, if, prior to the Offer Closing, (i) a Change of Recommendation shall have occurred or (ii) the Company shall have violated or breached in any material respect any of its obligations under Section 8.3; or

(g)                                  by the Company, prior to the Offer Closing, in accordance with Section 8.3(c), but only if the Company is in compliance with Section 8.3 and has paid (or caused to be paid), or pays (or causes to be paid) substantially concurrently with such termination, the Company Termination Fee and the Reimbursement pursuant to Section 10.4(b).

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 10.1 shall not be available to any Party (x) that is in material breach of its obligations hereunder or (y) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either Party hereunder.

Section 10.2                             Procedure for Termination.  In order to be effective, a termination of this Agreement by Parent or Company pursuant to Section 10.1 shall be authorized by an action of Parent’s Board of Directors or the Company Board, as the case may be.

Section 10.3                             Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect with no liability on the part of any Party, except (i) as set forth in Section 10.4 (which includes, for the avoidance of doubt, without limitation, payment of the Reimbursement to Merger Sub) and (ii) that the agreements contained in this Section 10.3, Article XI and the Confidentiality Agreement (in accordance with its terms) shall survive the termination hereof; provided, however, that such termination shall not relieve any Party of liability to the other Party for any liability, obligations or damages caused by or resulting from any fraud or any Willful Breach of any representation, warranty, covenant or other agreement contained in this Agreement by such Party, including any costs and expenses (including reasonable attorneys’ and advisors’ fees and expenses) incurred by such other Party in connection with this Agreement and the Transactions, including the Offer and the Merger, and for any damages sustained or incurred by such other Party.  For the purpose of this Agreement, “Willful Breach” means that the breaching Party took an action or failed to take an action and knew, or reasonably should have known, that the taking of such action or the failure to take such action, as the case may be, would, or would reasonably be expected to, cause a breach of this Agreement by such breaching Party.  In the event of termination hereunder without Closing, each Party shall return promptly to the other Party or destroy (and certify such destruction to the other Party in writing) all documents, work papers, and other material (including all copies, whether physical, electronic or otherwise) of the other Party furnished or made available to such Party or its Representatives, and all copies thereof, and agrees that no information received by it or its Representatives shall be revealed thereby to any third party or used for the advantage of such Party or any other Person.

Section 10.4          Fees and Expenses.

(a)           Except as otherwise set forth in Section 10.3, whether or not the Offer or the Merger is consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except (i) Expenses incurred in connection with the filing, printing and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement (if any) (including SEC filing fees), which shall be shared equally by Parent and the Company, and (ii) the filing fees for the premerger notification and report forms under the HSR Act, which shall be the sole responsibility of Parent.  As used in this Agreement, “Expenses” means the out-of-pocket fees and expenses of the Party’s advisors, counsel and accountants, incurred by the Party or on its behalf in connection with this Agreement and the Transactions, and the out-of-pocket expenses of the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement (if any) and the solicitation of shareholders related to the Transactions.

(b)           Notwithstanding anything herein to the contrary, if this Agreement is terminated at any time by the Company or Parent pursuant to Section 10.1, then the Company shall promptly, but in no event later than two Business Days after the date of such termination, reimburse Merger Sub by wire transfer of immediately available funds an amount equal to the Bridgestone Termination Fee paid by Merger Sub, on behalf and at the request of, and as an accommodation to, the Company, to Bridgestone concurrently with the termination of the Bridgestone Merger Agreement (the “Reimbursement”); provided, however, that if this Agreement is terminated (A) by the Company or Parent pursuant to Section 10.1(b) and on the Termination Date (as extended, if applicable, pursuant to Section 10.1(b)), the Offer Conditions set forth in clause (a) or (d) (but for purposes of clause (d) only if such restraint or prohibition is attributable to an Antitrust Law) of Exhibit A shall not have been fulfilled, but all other Offer Conditions shall be or shall be capable of being fulfilled, or (B) by the Company pursuant to Section 10.1(d), then the Company shall not be required to pay the Reimbursement to Merger Sub. In addition, if this Agreement is terminated (i) by either the Company or Parent pursuant to Section 10.1(b) or Section 10.1(e) and, prior to such termination, a Competing Proposal has been publicly proposed or disclosed, and, in each case, not publicly withdrawn at the time of the termination, (ii) by Parent pursuant to Section 10.1(f)(i), (iii) by Parent pursuant to Section 10.1(f)(ii), or (iv) by the Company pursuant to Section 10.1(g), then the Company shall promptly, but in no event later than two Business Days after the date of such termination (in the case of clauses (i) through (iii) above) or concurrently with such termination (in the case of clause (iv) above), pay Merger Sub by wire transfer of immediately available funds a fee equal to $39,500,000 (the “Company Termination Fee”); provided, however, that (1) the Company Termination Fee will not be payable by the Company pursuant to clause (i) or (iii) above unless and until within 12 months of such termination the Company or any of its Subsidiaries enters into a definitive agreement relating to any Competing Proposal or consummates the transactions contemplated by any Competing Proposal, in which case such Company Termination Fee shall be paid upon the earlier to occur of the Company’s or its Subsidiary’s entry into a definitive agreement with respect to the Competing Proposal or the consummation of the transactions contemplated by the Competing Proposal, and (2) in the case of clause (iv) above, in the event of a termination by the Company pursuant to Section 10.1(g), the third party (which may include, for the avoidance of doubt, Bridgestone) that will enter into a definitive agreement with respect to such Superior Proposal shall be required to pay the Company Termination Fee and the Reimbursement to Merger Sub prior to the effectiveness of such definitive agreement.  Notwithstanding anything in this Agreement to the contrary, except in the case of any fraud or Willful Breach, (x) Merger Sub’s receipt of payment of the Company Termination Fee and the Reimbursement shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Affiliates for any loss suffered in connection with this Agreement, the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination (including any breach by the Company of its representations, warranties or covenants contained in this Agreement or any certificate or other document delivered or entered into pursuant to this Agreement) and (y) thereafter neither the Company nor any of its Subsidiaries nor any of their respective former, current or future directors, officers, employees, agents, partners, managers, members, shareholders, assignees, representatives or Affiliates shall have any further liability or obligations arising out of or in connection with this Agreement, any of the Transactions (or the abandonment or termination thereof) or any matters forming the basis for such termination.  For the avoidance of doubt and notwithstanding anything to contrary herein, the provisions of this Section 10.4(b) shall be subject in all respects to Section 11.11; it being understood that Parent and Merger Sub shall be entitled to enforce all of their rights under this Agreement prior to the effectiveness of a termination of this Agreement pursuant to Section 10.1, and in no event shall the Company assert Parent’s entitlement to termination of this Agreement pursuant to Section 10.1, or the amount of the Company Termination Fee or Reimbursement that Merger Sub shall become entitled to receive as a result of such termination, as a basis to oppose any of the remedies as provided in Section 11.11.

(c)           Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in Section 10.4(b) are an integral part of the Transactions.  In the event that the Company shall fail to pay (or cause to be paid) the Company Termination Fee or the Reimbursement when due, the Company shall reimburse Parent and/or Merger Sub, as applicable, for all reasonable costs and expenses actually incurred or accrued by Parent and/or Merger Sub (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1          Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 8.6, which shall inure to the benefit of each Indemnitee, his or her successors, heirs or personal representatives who are intended to be third-party beneficiaries thereof, (b) at the Offer Closing, the rights of the holders of validly tendered Shares to receive payment for any Shares validly tendered and not validly withdrawn in accordance with the terms and conditions of the Offer and this Agreement, (c) at the Effective Time, the rights of the holders of Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement and (d) at the Effective Time, the rights of the holders of Company Stock Options, Company Restricted Stock Units and Company Performance Stock Units to receive the payments contemplated by the applicable provisions of Section 3.8 in accordance with the terms and conditions of this Agreement, and the rights of each participant entitled to receive a benefit under the Company Nonqualified Plans to receive the payment contemplated by Section 8.5(d) in accordance with the terms and conditions of this Agreement.

Section 11.2          Entire Agreement.  This Agreement (together with the Exhibit and Annex hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede any prior understandings, agreements, or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

Section 11.3          Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

Section 11.4          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.5          Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.6          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to principles of conflicts of law thereof.

Section 11.7          Submission to Jurisdiction; Waivers.  Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another Party or its successors or assigns may be brought and determined in any federal court located in the Commonwealth of Pennsylvania or any state court located in the Commonwealth of Pennsylvania and each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts, provided that the judgment of any such court may be enforced by any court of competent jurisdiction.  Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the above-named courts for any reason other than the failure to lawfully serve process; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS A PLAINTIFF, DEFENDANT OR OTHERWISE) AGAINST ANY OTHER PARTY, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF, RELATING TO OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS.

Section 11.8          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 11.9          Construction; Interpretation.  The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Unless otherwise indicated to the contrary herein by the context or use thereof:  (a) other than references to Sections of the Company Disclosure Letter, all references to Sections, Articles, Exhibits or Annexes are to the Sections, Articles, Exhibits or Annexes of or to this Agreement; (b) the words, “herein,” “hereto,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph of this Agreement; (c) masculine gender will also include the feminine and neutral genders, and vice versa; (d) words importing the singular will also include the plural, and vice versa; (e) the word “or” is disjunctive but not necessarily exclusive; and (f) except for references to statutes and regulations as set forth in Articles V and VI, which shall only be construed as references to such statutes and regulations as of the date of this Agreement, references to statutes will include all regulations promulgated thereunder and references to statutes or regulations will be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.  Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein will mean United States (U.S.) dollars and all payments hereunder will be made in U.S. dollars.

Section 11.10       Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article XI.

Section 11.11       Specific Performance.

(a)           Each of the Parties agrees that irreparable harm would occur and that the Parties may not have any adequate remedy at law (i) for any actual or threatened breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 10.1, each of the Company and Parent shall be entitled to equitable relief (if the court so grants), without proof of actual damages, including in the form of an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and such injunction or injunctions shall be in addition to any other remedy to which the Parties are entitled to at law or in equity as a remedy for such nonperformance or actual or threatened breach.

(b)           Any action or proceeding for any such remedy shall be brought exclusively in such courts as specified in Section 11.7 and each Party waives any requirement for the securing or posting of any bond in connection with any such equitable remedy and any defense to the effect that a remedy at law would be an adequate remedy for such breach or that an award of specific performance is not an appropriate remedy for any reason of law or equity.  Each of the Parties agrees that (i) by seeking the remedies provided for in this Section 11.11, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement, including monetary damages in the event that this Agreement has been breached or terminated or in the event that the remedies provided for in this Section 11.11 are not available or otherwise are not granted and (ii) nothing contained in this Section 11.11 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 11.11 before exercising any termination right under Article X (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 11.11 or anything contained in this Section 11.11 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article X or pursue any other remedies under this Agreement that may be available then or thereafter.  The Parties further agree that following the termination of this Agreement in accordance with the terms of Article X, a Party shall be entitled to seek an injunction or injunctions from a court of competent jurisdiction as set forth in this Section 11.11 to enforce specifically the surviving obligations herein, including to make such payments as may be required under Section 10.3 or Section 10.4(b)

(c)           For the avoidance of doubt, Parent may pursue a grant of specific performance of the type described in this Section 11.11 and the payment of the Company Termination Fee and the Reimbursement under Section 10.4(b), but under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance, on the one hand, and the Company Termination Fee and the Reimbursement, on the other.

Section 11.12       Certain Definitions.  For purposes of this Agreement, the following terms have the meanings indicated:

(a)           “Affiliate” has the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act.

(b)           “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act and the Federal Trade Commission Act.

(c)           “Bankruptcy and Equity Exception” means (i) applicable bankruptcy, insolvency, reorganization, moratorium and any other similar Laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally and (ii) the exercise of judicial or administrative discretion in accordance with general equitable principles.

(d)           “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of Philadelphia.

(e)           “Company ESPP” means the Company Employee Stock Purchase Plan effective as of July 1, 2011.

(f)            “Company Material Adverse Effect” means any fact, circumstance, event, change, effect, violation or occurrence that (i) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent or materially impede the Company from consummating the Transactions; provided, however, that in the case of clause (i) only, none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a Company Material Adverse Effect or be considered in determining whether a Company Material Adverse Effect has occurred: (A) changes in general economic, financial market or geopolitical conditions; (B) general changes or developments in any of the industries in which the Company or its Subsidiaries operate; (C) the announcement of this Agreement and the Transactions, including any termination of, reduction in or similar materially negative impact on relationships, contractual or otherwise, with any material customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the Parties, including compliance with the covenants set forth herein; (D) any actions required under this Agreement to obtain any approval or authorization under the HSR Act for the consummation of the Offer, the Merger or the other Transactions; (E) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (F) any outbreak or escalation of hostilities or war or any act of terrorism; or (G) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); provided further that with respect to clauses (A), (B), (E) and (F), any such fact, circumstance, event, change, effect, violation or occurrence will be taken into account to the extent it has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

(g)           “Company Nonqualified Plans” means the Company Deferred Compensation Plan, as amended and restated effective as of January 31, 2014, and the Company Account Plan, as most recently amended and restated.

(h)           “Company Owned Intellectual Property Rights” means Company Intellectual Property Rights that are owned by the Company or one of its Subsidiaries.

(i)            “Company Stock Plans” means the Company 2014 Stock Incentive Plan (previously referred to as the Company 2009 Stock Incentive Plan the Company 1999 Company Stock Incentive Plan).

(j)            “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(k)           “ESPP Brokerage Account” means the brokerage account established by the Company at a Company-designated brokerage firm in accordance with the terms of the Company ESPP.

(l)            “Fully Diluted Shares” means all outstanding Shares entitled to vote in the election of directors of the Company or on the adoption of this Agreement and approval of the Merger, together with all such Shares which the Company would be required to issue upon the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible, exercisable or exchangeable into such Shares, whether or not then convertible, exercisable or exchangeable.

(m)          “Indemnitee” means any individual who, at or prior to the Effective Time, was an officer, director or employee of the Company or served on behalf of the Company as an officer, director or employee of any of the Company’s Subsidiaries or any of their predecessors in their capacities as such, and the heirs, executors, trustees, fiduciaries and administrators of such officer, director or employee.

(n)           “Intellectual Property Rights” means all intellectual property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, corporate names, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (v) trade secrets and all other confidential information, customer information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies, (vi) rights of publicity or privacy, and (vii) all applications and registrations for the foregoing

(o)           “Knowledge” of any Person that is not an individual means, with respect to any specific matter, the actual knowledge, after reasonable due inquiry, of such Person’s executive officers.

(p)           “Laws” means any federal, state, territory or local statute, law, ordinance, rule, administrative interpretation, regulation, executive decree, Order, directive or other requirement of any Governmental Entity (including any Environmental Law).

(q)           “Lien” means liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

(r)            “Order” means any decree, order, judgment, writ, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.

(s)            “Organizational Documents” means, with respect to any Person (other than an individual), the certificate or articles of incorporation or organization of such Person and any limited liability company, operating or partnership agreement, bylaws or similar documents or agreements (including all amendments thereto) relating to the legal organization or governance of such Person.

(t)            “Permitted Lien” means (i) any Lien for Taxes not yet due and payable, being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company’s most recent consolidated balance sheet (or the notes thereto) included in the Company SEC Reports, (iii) such non-monetary Liens or other imperfections of title, if any, that do not, individually or in the aggregate, adversely affect in any material respect the ability of the Company or any of its Subsidiaries to conduct its business at a particular location, including (A) easements, rights of way, restrictions, encumbrances, covenants, conditions, imperfections or any other matters affecting the Real Property (whether shown or not shown by the public records) including boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession under written leases or subleases, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the Real Property lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to the Real Property and improvements located thereon, including zoning laws, ordinances and regulations now or hereafter in effect, (v) Liens disclosed on existing title policies or existing surveys, to the extent that they have been made available to Parent, (vi) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, builders’, contractors’ and similar Liens incurred in the ordinary course of business which are not delinquent or which are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (vii) any usual and customary restrictions in contracts or other agreements affecting Real Property, and (viii) Liens arising in connection with indebtedness of the Company for borrowed money pursuant to a Contract disclosed on Section 5.19(a)(iv) of the Company Disclosure Letter.

(u)           “Person” means an individual, corporation, limited or general partnership, limited liability company, association, trust, joint venture, unincorporated organization, government or political agency or instrumentality or other entity or group (as defined in the Exchange Act).

(v)           “Representatives” means, as to any Party, the directors, officers or employees of, or any investment banker, financial advisor, attorney, accountant or other representative retained by, such Party or its Subsidiaries.

(w)          “Subsidiary” when used with respect to any Party means any corporation or other organization, whether incorporated or unincorporated, that owns at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries.

Section 11.13       Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by overnight courier service to the respective Parties at the following addresses or email addresses, or at such other address or email address for a Party as shall be specified in a notice given in accordance with this Section 11.13:

If to Parent or Merger Sub:	Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700,
New York, New York 10153
	Attn:	Keith Cozza
	Email:	KCozza@sfire.com

with a copy to:	Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700,
New York, New York 10153
	Attn:	Louie Pastor
Jesse Lynn
	Email:	JLynn@sfire.com
LPastor@sfire.com

If to the Company:	The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Ave.
Philadelphia, Pennsylvania 19132
	Attn:	General Counsel
	Email:	Brian_Zuckerman@pepboys.com

with a copy to:	Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
	Attn:	James W. McKenzie, Jr.
Colby W. Smith
	Email:	jmckenzie@morganlewis.com
colby.smith@morganlewis.com

Section 11.14       Amendments.  This Agreement may be amended by the Parties, by action taken or authorized by their respective board of directors, at any time before or after the Offer Closing or approval of the matters presented in connection with the Merger by the shareholders of the Company, but, after any such approval, no amendment shall be made which by Law or in accordance with the applicable NYSE rules requires further approval by such shareholders without such further approval.  This

Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 11.15       Waiver.  At any time prior to the Effective Time, any Party may (a) extend the time for the performance of any of the covenants, obligations or other acts of any other Party or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other Party or with any conditions to its own obligations.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party by its duly authorized officer.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

[Signature page follows]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	President and Chief Executive Officer

IEP PARTS ACQUISITION LLC

By:	Icahn Enterprises Holdings L.P., its sole member

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	President and Chief Executive Officer

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider
Name:		Scott P. Sider
Title:		Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX I

Index of Defined Terms

Defined Term	Section Where Defined

“Acceptable Confidentiality Agreement”	8.3(b)
“Agreement”	Preamble
“Articles of Incorporation”	4.1
“Affiliate”	11.12(a)
“Anti-Takeover Statute”	5.24
“Antitrust Law”	11.12(b)
“Bankruptcy and Equity Exception”	11.12(c)
“Bridgestone”	Recitals
“Bridgestone Merger Agreement”	Recitals
“Bridgestone Termination Fee”	Recitals
“Business Day”	11.12(d)
“Bylaws”	1.3(a)
“Capitalization Date”	5.3(a)
“Certificate”	2.4(c)
“Change of Recommendation”	8.3(a)
“Closing”	2.2
“Closing Date”	2.2
“Code”	3.6
“Company”	Preamble
“Company Benefit Plan”	5.12(a)
“Company Board”	Recitals
“Company Capital Stock”	Recitals
“Company Disclosure Letter”	Article V
“Company Employees”	8.5(a)
“Company ESPP”	11.12(e)
“Company Financial Advisor”	5.23
“Company Intellectual Property Rights”	5.14(a)
“Company Material Adverse Effect”	11.12(f)
“Company Material Contract”	5.19(a)
“Company Nonqualified Plans”	11.12(g)
“Company Owned Intellectual Property Rights”	11.12(h)
“Company Notice”	8.3(c)
“Company Performance Stock Unit”	3.8(c)
“Company Permits”	5.6
“Company Recommendation”	5.25
“Company Restricted Stock Unit”	3.8(b)
“Company SEC Reports”	5.7(a)
“Company Shareholder Approval”	5.4
“Company Shareholders Meeting”	8.1(b)
“Company Stock Option”	3.8(a)
“Company Stock Plans”	11.12(i)
“Company Termination Fee”	10.4(b)
“Competing Proposal”	8.3(e)(i)
“Confidentiality Agreement”	8.2
“Contract”	5.6

Annex I-1

Defined Term	Section Where Defined
“Department of State”	2.2
“Dissenting Shares”	2.6(a)
“DOJ”	8.4(b)
“DTC”	3.2
“D&O Insurance”	8.6(b)
“Effective Time”	2.2
“Environmental Claim”	5.18(a)(ii)
“Environmental Laws”	5.18(a)(i)
“ERISA”	11.12(j)
“ERISA Affiliate”	5.12(d)
“ESPP Brokerage Account”	11.12(k)
“Exchange Act”	5.5(b)
“Expenses”	10.4(a)
“Expiration Time”	1.1(d)
“FCPA”	5.22
“FTC”	8.4(b)
“Fully Diluted Shares”	11.12(l)
“GAAP”	5.7(b)
“Governmental Entity”	3.4
“HSR Act”	5.5(b)
“Indemnitee”	11.12(m)
“Intellectual Property Rights”	11.12(n)
“IRS”	1.4(b)
“Knowledge”	11.12(o)
“Laws”	11.12(p)
“Lease”	5.17(a)
“Leased Real Property”	5.17(a)
“Lien”	11.12(q)
“Materials of Environmental Concern”	5.18(a)(i)
“Merger”	Recitals
“Merger Consideration”	2.4(a)
“Merger Sub”	Preamble
“Minimum Condition”	1.1(b)
“Multiemployer Plan”	5.12(a)
“New Plans”	8.5(b)
“NYSE”	5.5(b)
“Offer”	Recitals
“Offer Closing”	1.1(g)
“Offer Conditions”	1.1(b)
“Offer Documents”	1.1(i)
“Offer Price”	Recitals
“Offer to Purchase”	1.1(c)
“Order”	11.12(r)
“Organizational Documents”	11.12(s)
“Owned Real Property”	5.17(a)
“Parent”	Preamble

Annex I-2

Defined Term	Section Where Defined
“Parties”	Preamble
“Paying Agent”	3.1
“PBCL”	Recitals
“Permitted Lien”	11.12(t)
“Person”	11.12(u)
“Proxy Clearance Date”	8.1(a)
“Proxy Statement”	8.1(a)
“Puerto Rico Code”	5.12(b)
“Real Property”	5.17(a)
“Reimbursement”	10.4(b)
“Representatives”	11.12(v)
“Schedule TO”	1.1(i)
“Schedule 14D-9”	1.2(a)
“SEC”	Article V
“Securities Act”	5.5(b)
“Share”	Recitals
“Software”	11.12(n)(iv)
“Statement of Merger”	2.2
“Subsequent Offering Period”	1.1(f)
“Subsidiary”	11.12(w)
“Subsidiary Documents”	5.2(a)
“Superior Proposal”	8.3(e)(ii)
“Surviving Corporation”	2.1
“Tax”	5.15(b)
“Tax Returns”	5.15(b)
“Termination Date”	10.1(b)
“Top-Up Option”	1.4(a)
“Top-Up Shares”	1.4(a)
“Trademarks”	11.12(n)(ii)
“Transactions”	1.2(b)
“Uncertificated Share”	2.4(c)
“Willful Breach”	10.3

Annex I-3

EXHIBIT A

Conditions of the Offer

Notwithstanding any other term of the Offer, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer, if on the date of the Expiration Time any of the following conditions have not been satisfied or waived:

(a)                                 any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated;

(b)                                 (i) the representations and warranties of the Company contained in Sections 5.3(a) and 5.3(b) (Capitalization) shall be true and correct in all respects (except for any de minimis inaccuracies) at and as of the Expiration Time as though made at and as of the Expiration Time, (ii) the representations and warranties of the Company contained in Sections 5.1(a) (Organization and Qualification), 5.4 (Authority) and 5.23 (Opinion of Financial Advisor) shall be true and correct in all material respects at and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), and (iii) all other representations and warranties of the Company contained in Article V shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” or words of similar import) at and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except with respect to this clause (iii), where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect;

(c)                                  the Company shall have performed or complied in all material respects with each agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Expiration Time;

(d)                                 no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and which has the effect of making the Offer, the Top Up Option, the Merger or the other Transactions illegal or otherwise prohibiting or preventing the consummation of the Offer, the Top Up Option, the Merger or the other Transactions;

(e)                                  no Company Material Adverse Effect shall have occurred since the date of this Agreement;

(f)                                   Merger Sub shall have received a certificate of the Company, executed by the chief executive officer of the Company, dated as of the date of the Expiration Time, to the effect that the conditions set forth in paragraphs (b), (c) and (e) of this Exhibit A have been satisfied; and

(g)                                  the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement.  Terms used but not defined in this Exhibit A shall have the meanings assigned to such terms in the Agreement to which this Exhibit A is a part.

Exhibit A-1